Filed pursuant to Rule 424(b)(3)
Registration No. 333-148727

PROSPECTUS

PURE BIOSCIENCE

2,264,749 SHARES OF OUR COMMON STOCK

This prospectus relates to the sale of up to 1,677,596 shares of common stock of PURE Bioscience and 587,153 shares of common stock of PURE Bioscience issuable upon exercise of warrants by the selling securities holders named herein. PURE Bioscience will not receive any of the proceeds from the sale of shares by the selling securities holders; however, we will receive the proceeds from any exercise of outstanding warrants. All costs associated with this registration will be borne by PURE Bioscience. We usually refer to PURE Bioscience as “PURE” or “PURE Bioscience”.

A public market currently exists for our shares on the NASD Over-the-Counter Bulletin Board Market with the symbol PURE. On January 14, 2008, the closing sale price of our common stock was $6.07 per share.

The selling securities holders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the NASD Over-the-Counter Bulletin Board Market, at prevailing market prices, or at privately negotiated prices. The selling securities holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling securities holders. More information is provided in the section titled “Plan of Distribution” on page 9.

Our common stock may be deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Act of 1934. Brokers/Dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, brokers/dealers are required to determine whether an investment in a penny stock is suitable investment for a prospective investor.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is January 25, 2008.

TABLE OF CONTENTS

Page #
Prospectus Summary	3

Selected Consolidated Financial Data	3

Risk Factors	4

Forward-Looking Statements	7

Use of Proceeds	7

Determination of Offering Price	7

Selling Securities Holders	8

Plan of Distribution	9

Description of Securities	11

Market for Common Equity and Related Stockholders Matters	11

Description of the Business	13

Management's Discussion and Analysis of Financial Condition and Results of Operations	19

Contractual Obligations	24

Quantitative and Qualitative Disclosures About Market Risk	25

Directors and Executive Officers	25

Executive Compensation	26

Corporate Governance	30

Security Ownership of Certain Beneficial Owners and Management	32

Certain Relationships and Related Transactions	33

Experts and Interest of Named Counsel	33

Changes in Accountants	33

Disclosure of Commission Position on Indemnification for Securities Act Liabilities	33

Financial Statements	F-1

PROSPECTUS SUMMARY

The following is only a summary of the information, financial statements, and notes included in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and notes to the financial statements before making an investment in PURE Bioscience.

OVERVIEW

PURE Bioscience, or “PURE,” develops and markets technology-based bioscience products that provide non-toxic solutions to numerous global health challenges. Our proprietary high efficacy/low toxicity bioscience technologies, including our silver dihydrogen citrate-based antimicrobials and boric acid-based pesticides, represent innovative advances in diverse markets and lead today’s global trend toward industry and consumer use of “green” products while providing competitive advantages in efficacy and safety. Our offices and manufacturing facility are located at 1725 Gillespie Way, El Cajon, California 92020. El Cajon is in the San Diego metropolitan area. Our telephone number is (619) 596-8600.

Securities Offered:    1,677,596 shares of common stock of PURE Bioscience and 587,153 shares of common stock of PURE Bioscience issuable upon exercise of warrants offered by the selling securities holders.

We are not offering any of the selling securities holders’ securities. These shares may be sold by the holders from time to time at prevailing market prices. We will not receive any of the proceeds from any sale of the selling securities holder shares however, if all warrants are exercised, we will receive approximately $4,500,000. There are no commissions or expenses associated with the exercise of the warrants. We will apply these funds for general corporate purposes.

See “Selling Securities Holders” on page 8 and “Plan of Distribution” on page 9.

	SELECTED CONSOLIDATED FINANCIAL DATA
	Selected Consolidated Statement of Operations Information
	For the Years Ended July 31,					Three Months Ended October 31, (Unaudited)
	2007	2006	2005	2004	2003	2007	2006
Net revenues	$336,392	$200,432	$155,806	$263,449	$115,700	$95,290	$27,704

Loss from continuing operations	$(4,654,877)	$(3,812,916)	$(1,847,130)	$(2,823,563)	$(3,663,889)	$(1,020,419)	$(909,639)

Income from discontinued operations	$—	$129,990	$1,530,060	$515,900	$379,900	$—	$—

Net loss	$(4,654,877)	$(3,682,926)	$(317,070)	$(2,307,663)	$(3,283,989)	$(1,008,704)	$(867,290)

Net loss per common share, basic and diluted
Continuing operations	$(0.19)	$(0.19)	$(0.11)	$(0.21)	$(0.40)	$(0.04)	$(0.04)
Discontinued operations	—	0.01	0.09	0.04	0.04	—	—

Total net loss per common share, basic and diluted	$(0.19)	$(0.18)	$(0.02)	$(0.17)	$(0.36)	$(0.04)	$(0.04)

	Selected Consolidated Balance Sheet Information
	As Of July 31,					As of October 31, 2007
	2007	2006	2005	2004	2003	(Unaudited)

Cash, cash equivalents and short-term investments	$1,443,712	$4,720,362	$405,888	$17,366	$251,087	$8,430,475

Total assets	$4,862,039	$7,965,274	$3,314,037	$5,482,045	$3,627,002	$11,837,605

Total long-term liabilities	$—	$—	$—	$—	$—	$—

Total liabilities	$502,381	$411,888	$353,301	$3,047,678	$2,010,329	$285,443

Total stockholders' equity	$4,359,658	$7,553,386	$2,960,736	$2,434,367	$1,616,673	$11,552,162

	Other Information
	For the Year Ended July 31,					As of October 31, 2007
	2007	2006	2005	2004	2003	(Unaudited)

Cash dividends declared per common share	$—	$—	$—	$—	$—	$—

RISK FACTORS

Investment in the Shares involves a high degree of risk. Prospective investors should consider the discussion of risks and other information contained in this prospectus.

We may not generate positive cash flows from our operations to meet our anticipated capital needs

We do not yet have significant cash inflows from product sales to offset our ongoing planned investments in corporate infrastructure, research and development projects, regulatory submissions, business development activities, and sales and marketing, among other investments. Some of these investments cannot be postponed and we may be contractually or legally obligated to make them. In future periods we may need to seek additional capital through the issuance of debt, equity, convertible securities or through other means, any one of which could reduce the value to us, perhaps substantially, of our technology and its commercial potential. The issuance of debt, equity or convertible securities, or the conversion of existing convertible securities, could lead to the dilution of our existing shareholders. There is no guarantee that we would be able to obtain capital on terms acceptable to us, or at all. Insufficient funds could require us to delay, scale back or eliminate some or all of our research and product development programs, license to third parties the right to commercialize products or technologies that we would otherwise commercialize ourselves, or to reduce or cease operations.

We have a history of losses, and we may not achieve or maintain profitability

We had a loss of $1,008,704 after taxes for the three month period ended October 31, 2007, a loss of $4,654,900 after taxes for the fiscal year ended July 31, 2007, and a loss of $3,682,900 after taxes for the fiscal year ended July 31, 2006. We may continue to have losses in the future. If the penetration into the marketplace of SDC is later than anticipated, revenue growth is slower than anticipated or operating expenses exceed expectations, it may take an unforeseen period of time to achieve or sustain profitability and we may never achieve or sustain profitability. We continue to use our capital resources to invest in the development of our technology, in our manufacturing operations and in our corporate infrastructure, among other investments, however our future revenues may not provide an adequate return, if any, on such investments. We may never achieve or sustain cash inflows that exceed our cash outflows. Slower than anticipated revenue growth would or could force us to scale back research, testing, development and marketing of our technology and/or force us to reduce the size and scope of our operations, or cease operations altogether. If we do become profitable in future periods, the Company has an employment contract with its Chief Executive Officer/President which includes a provision for him to be paid an amount equal to 3% of the Company’s net income before taxes, if any.

We may be liable for liquidated damages if we fail to register the shares issued in the October 2007 private placement with the Securities and Exchange Commission, or fail to have such registration declared effective

On October 19, 2007 we completed a private placement in which we sold 1,677,596 unregistered securities units to accredited investors, at $5.03 per unit. The gross proceeds of the private placement were $8,438,308 and the net proceeds to us, after fees and expenses, were $7,740,967. See Note 3 to the consolidated financial statements for the three month period ended October, 31, 2007, included in this prospectus, for further details of this transaction. Under the terms of the placement agreement, we are required to file a registration statement with the Securities and Exchange Commission within 90 days of the private placement, or by January 17, 2008, for the resale of shares issued in the private placement and the shares to be issued upon the exercise of the warrants. We filed the registration statement on Form S-1 by that date, however if the registration statement is not declared effective, or the common stock may not be sold without any restriction pursuant to Rule 144, within 210 days after the filing date, we would be required to repay 2% of the gross proceeds (or $168,767) for each thirty day period (or any part of a 30-day period) beyond the 210-day period until the shares are registered, up to a maximum repayment of 18% of the gross proceeds (or $1,518,899). There is no guarantee that the SEC will ever declare the registration statement effective, and we could have to repay up to $1,518,899 to the investors. This would substantially reduce our future growth prospects and our ability to commercialize our technology, and the market price of our common stock could decline.

If our efforts to increase awareness and expand sales of our technology are not successful, or we fail to obtain necessary governmental approval, we may not be able to generate sufficient revenue to obtain profitability

We are marketing our new antimicrobial silver ion technology to industrial and consumer markets, and have also begun marketing our environmentally safe pesticides. These products have not yet been accepted into the marketplace, and may never be accepted. Other risks involved in introducing these new products include liability for product effectiveness and safety, and competition from existing or emerging sources. Additionally, government regulation in the United States and in other countries is a significant factor in the development, manufacturing and marketing of many of our products and in our ongoing research and development activities. Complying with applicable government regulations and obtaining necessary clearances or approvals can be time consuming and expensive, and there can be no assurance that regulatory review will not involve delays or other actions adversely affecting the marketing and sale of our products. We also cannot predict the extent or impact of future legislation or regulation. Some of our new bioscience applications for the healthcare markets and food preparation markets will require approval by government agencies prior to marketing or sale in the United States. We have not yet applied for Food and Drug Administration or Department of Agriculture approval to market any such products. If any future applications are not approved, we will not be able to market or sell such products, which would limit the revenues which may be realized. Even after approval, if any, we will remain subject to changing governmental policies regulating antimicrobial products. We also intend to take these technologies to the international marketplace, and doing business internationally carries a great deal of risk, with regard to foreign government regulation, banking and other factors.

Our silver ion, pesticide and other products will be competing in markets dominated by extremely large, well financed and internationally recognized chemical and pharmaceutical companies. Our ability to compete will depend upon our ability, and the ability of our distributors, to develop brand recognition and novel distribution methods. We or our distributors may never be successful in doing so. Many of our competitors already have well established brands and distribution, as well as many times our financial resources or those of our distributors. Focused competition by chemical and pharmaceutical giants could substantially limit our potential market share and ability to profit from our products and technologies.

The industries in which we operate are heavily regulated and we may be unable to compete effectively

We are a bioscience company focused on the marketing and continued development of our electrolytically generated stabilized ionic silver technology, including our flagship silver dihydrogen citrate antimicrobial, and to a much lesser extent our Triglycylboride pesticide technology. While the rewards in these fields are potentially great, the risks, the regulatory hurdles and the costs of doing business are also high. Our silver dihydrogen citrate is a platform technology rather than a single use applied technology. As such, products developed from the platform fall under the jurisdiction of multiple U.S. and international regulatory agencies. We currently have U.S. Environmental Protection Agency (“EPA”) registration for our 2400-parts per million (ppm) technical grade SDC concentrate (trade name Axenohl), as well as for our Axen and Axen30 hard surface disinfectant products for commercial, industrial and consumer applications including restaurants, homes and medical facilities. We intend to fund and manage additional U.S. EPA-regulated product development internally, in conjunction with our regulatory consultants and potentially by partnering with other third parties. We are also partnering, or intend to partner, with third parties who are seeking, or intend to seek, approvals to market SDC-based products in markets outside the United States. However, the introduction of additional regulated antimicrobial products in the U.S. or in markets outside the U.S. could take several months or years, or may never be achievable.

Our future sales are heavily dependent on a single core technology, and a decrease in sales or anticipated sales of products based on this core technology could seriously harm our business

Although we believe SDC has applications in multiple industries, we expect that sales of SDC will constitute a substantial portion of our revenues in future periods. Any material decrease in the overall level of sales or expected sales of, or the prices for SDC, whether as a result of competition, change in consumer demand, or any other factor, would have a materially adverse effect on our business, financial condition and results of operations.

If we are unable to successfully develop or commercialize new products, our operating results will suffer

In addition to its use on inanimate surfaces, we believe that our technology also shows promise as a broad-spectrum antimicrobial for use in human and veterinary healthcare products. We are pursuing certain approvals through the U.S. Food and Drug Administration (FDA) by partnering with Therapeutics, Inc. (“Therapeutics”) which has assumed responsibility for the testing and regulatory process for selected potential FDA regulated silver dihydrogen citrate-based products. The development of SDC-based products could lead to multiple IND, NDA and/or 510-K filings for silver dihydrogen citrated-based healthcare products with the FDA. In December 2006 Therapeutics submitted an Investigational New Drug (IND) application with the FDA for an SDC-based hand sanitizer, to enable initiation of the first clinical trial of a product containing SDC as an active pharmaceutical ingredient. After reviewing the submission the FDA determined that the product testing in man may begin as proposed. However, Therapeutics’ resources are very limited and progress to date on other human and veterinary indications has been slow. Additionally, the FDA and comparable agencies in many foreign countries impose substantial limitations on the introduction of new products through costly and time-consuming laboratory and clinical testing and other procedures. The process of obtaining FDA and other required regulatory approvals is lengthy, expensive and uncertain. There is no guarantee that either Therapeutics, any other potential partner, or we will be able to obtain the resources necessary to further develop our technology or obtain regulatory approvals, or that the products will be successful in meeting the strict criteria imposed by the FDA. It may be several years before we, or a third party to whom we grant rights to use our silver ion technologies, are able to introduce any FDA regulated antimicrobial pharmaceutical products containing our technology. Such products may never achieve regulatory approval and may never be commercialized. If they are commercialized, we may not receive a share of future revenues that provides an adequate return on our historical or future investment.

If we are unable to obtain, maintain or defend patent and other intellectual property ownership rights relating to our technology, we may not be able to develop and market products based on our technology, which would have a material adverse impact on our results of operations and the price of our common stock

We rely and may in the future rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology and business. These legal protections afford only limited protection for our intellectual property and trade secrets. Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our proprietary technology or otherwise obtain and use information that we regard as proprietary.

We have filed for U.S. and foreign patent applications and trademark registrations for our patents and trademarks. It is possible that competitors or others will create and use products in violation of our patents and/or adopt service names similar to our service names. Such patent infringement could have a material, adverse effect on our business. Adopting similar names and trademarks by competitors could lead to customer confusion. Any claims or customer confusion related to our trademarks could negatively affect our business.

Litigation may be necessary to enforce our intellectual property rights and protect our trade secrets. If third parties prepare and file applications in the United States or other countries that claim trademarks used or registered by us, we may oppose those applications and may be required to participate in proceedings before the regulatory agencies who determine priority of rights to such trademarks. Any litigation or adverse priority proceeding could result in substantial costs and diversions of resources, and could seriously harm our business and operating results.

To the extent that we operate internationally, the laws of many countries may not protect our proprietary rights to as great an extent as do the laws of the United States. Many countries have a “first-to-file” trademark registration system. As a result, we may be prevented from registering or using our trademarks in certain countries if third parties have previously filed applications to register or have registered the same or similar trademarks. Our means of protecting our proprietary rights may not be adequate, and our competitors could independently develop similar technology.

We may become subject to product liability claims

As a business which manufactures and markets products for use by consumers, we may become liable for any damage caused by our products when used in the manner intended. Any such claim of liability, whether meritorious or not, could be time-consuming and/or result in costly litigation. Although we maintain general liability insurance, our insurance may not cover potential claims of the types described above and may not be adequate to indemnify for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business and operating results, and you may lose some or all of any investment you have made, or may make, in our common stock.

Maintaining compliance with our obligations as a public company may strain our resources and distract management, and if we do not remain compliant our stock price may be adversely affected

Our common stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is therefore subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act. On July 30, 2002, the Sarbanes-Oxley Act of 2002 was signed into law. The Sarbanes-Oxley Act relates to us and adds to our obligations for regulatory reporting, accounting, corporate governance, internal controls and business practices. The SEC continues to issue new and proposed rules implementing various provisions of the Sarbanes-Oxley Act, and meeting these rules will substantially increase the cost to us of being a public company, including substantial costs during the year ending July 31, 2008. This additional cost will reduce our future profits or increase our future losses, and a greater proportion of management time and effort will be needed to meet our regulatory obligations than before.

During the year ending July 31, 2008 we will be required to evaluate our internal controls systems in order to allow management to report on our internal controls as required by Section 404 of the Sarbanes-Oxley Act. During the year, we could meet the requirements for becoming an accelerated filer, which would require us to also have our Independent Registered Public Accounting Firm attest to our internal controls under Section 404 of the Sarbanes-Oxley Act for the year ending July 31, 2008. During the same period, in order to meet our compliance obligations we will need to invest in our corporate and accounting infrastructure. As a result of these requirements and investments, we will incur significant additional expenses and will suffer a significant diversion of management’s time. There is no guarantee that we will be able to meet the requirements of Section 404 or our other compliance obligations in a timely manner, and we could therefore be subject to sanctions or investigation by regulatory authorities such as the Securities and Exchange Commission, the Public Company Accounting Oversight Board (PCAOB) or any stock market on which we may list our securities subsequent to the date of this report on Form 10Q. Any such actions could adversely affect our financial results and the market price of our common stock, perhaps significantly.

Since becoming a public company in August 1996 and until the first quarter of the current fiscal year ending July 31, 2008, we filed our annual and quarterly reports as a small business issuer using forms 10K-SB and 10Q-SB. We no longer meet the requirements for filing within the small business reporting category under the Exchange Act, and based on the aggregate market value of our common stock at January 31, 2008 we could also be required to file our periodic and annual reports on an accelerated basis. The increased reporting requirements and heightened corporate governance obligations that we will face or are already facing will further increase the cost to us, perhaps substantially, of remaining compliant with our obligations under the Exchange Act or Sarbanes-Oxley Act.

Our Board of Directors has significant powers, which may delay or prevent a change of control of the company or adversely affect our stock price

Certain provisions of our charter and by-laws may delay or frustrate the removal of incumbent Directors and may prevent or delay a merger, tender offer or proxy contest involving the Company that is not approved by the Board of Directors of the Company, even if such events may be beneficial to the interests of stockholders. For example, our Board of Directors, without stockholder approval, has the authority and power to issue all authorized and unissued shares of common stock and preferred stock which have not otherwise been reserved for issuance on such terms as the Board of Directors determines. The Board of Directors could also issue 5,000,000 shares of preferred stock and such preferred stock could have voting or conversion rights which could adversely affect the voting power of the holders of common stock. In addition, California law may contain provisions that have the effect of making it more difficult for others to gain control of the Company.

Our management and our Board of Directors has significant influence over the direction and policies of the Company, and may be able to delay or prevent a change of control of our company, which could adversely affect our stock price

As of January 14, 2008, Michael L. Krall, our President and Chief Executive Officer, beneficially owned, including exercisable options, approximately 8% of our common stock. As of the same date, our Directors and Officers as a group beneficially owned, including exercisable options and warrants, approximately 28% of our common stock. As a result, our management, and Mr. Krall in particular, are in a position to significantly influence the direction and policies of the Company, the election of the Board of Directors of the Company and the outcome of any other matters requiring stockholder approval.

The price of our common stock may be volatile, which may limit our ability to raise capital in the future or cause investment losses for our stockholders

Since our initial public offering in August 1996, the price and trading volume of our common stock have been highly volatile. The price has ranged from below $1 per share to over $8 per share, and the monthly trading volume has varied from under 200,000 shares to over 7.8 million shares. During the twelve months prior to February 2008, the closing price of our common stock on any given day has ranged from $1.75 to $8.50, and the monthly trading volume has varied from approximately 1.3 million shares to approximately 7.9 million shares. This volatility could adversely affect an investor’s ability to sell shares of our common stock and/or the available price for such shares, and could result in lower prices being available to an investor if the investor wishes to sell their shares at any given time.

Our common stock has previously been and may again be considered in the future to be “penny stock,” which may make it more difficult for investors to resell their shares to third parties

Although our common stock is not currently characterized as a “penny stock” under SEC regulations, it has been so characterized in the past and may be so characterized in the future. Were our common stock to be characterized as “penny stock,” broker-dealers dealing in our common stock would be subject to the disclosure rules for transactions involving penny stocks, which generally require that, prior to a purchase, the broker-dealer determine if purchasing the common stock is suitable for the applicable purchaser. The broker-dealer would also have to obtain the written consent of the applicable purchasers to purchase the common stock and disclose the best bid and offer prices available for the common stock and the price at which the broker-dealer last purchased or sold the common stock. These additional burdens imposed upon broker-dealers could discourage them from effecting transactions in our common stock, which could make it difficult for an investor to sell their shares at any given time.

If outstanding options and warrants to purchase shares of our common stock are exercised, or if other remaining authorized shares of common stock are issued, the interests of our stockholders could be diluted

We have approximately 9,718,651 shares of common stock reserved for issuance, which includes shares under equity compensation plans, vested and unvested options, and warrants. These shares have a weighted-average exercise price of approximately $1.72. In addition, approximately 12,573,266 authorized shares of common stock remain available for future issuance under equity compensation plans or otherwise. The exercise of options and warrants, and the sale of shares underlying such options or warrants, could have an adverse effect on the market for our common stock, including the price that an investor could obtain for their shares. Investors may experience dilution in the net tangible book value of their investment upon the exercise of outstanding options and warrants granted under our stock option plans, and options and warrants yet to be granted or issued.

It is uncertain whether we will ever pay dividends

We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The future payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors, which the Board of Directors of the Company may consider relevant.

FORWARD-LOOKING STATEMENTS

Except for historical information, the information contained in this prospectus and in the reports we have filed with the SEC contains “forward-looking” statements. These forward-looking statements include, but are not limited to, statements about our industry, plans, objectives, expectations, intentions and assumptions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, including those described in this “Risk Factors” section, our actual operating results and financial performance may prove to be very different from what might have predicted as of the date of this prospectus or the dates of our reports filed with the SEC, as the case may be. The risks described herein address some of the factors that may affect our future operating results and financial performance.

USE OF PROCEEDS

PURE Bioscience will not receive any of the proceeds from any sale of the selling securities holder shares; however, if all warrants are exercised, we will receive approximately $4,500,000. There are no commissions or expenses associated with the exercise of the warrants. We will apply these funds to working capital.

DETERMINATION OF OFFERING PRICE

We are not offering any of the selling securities holders’ securities. These shares may be sold by the holders from time to time at prevailing market prices. We will not receive any of the proceeds from any sale of the selling securities holders’ shares; however, if all warrants are exercised, we will receive approximately $4,500,000. See “Selling Securities Holders” on page 8 and “Plan of Distribution” on page 9.

SELLING SECURITIES HOLDERS

The shares of common stock and the common stock underlying the warrants included in this prospectus were issued in a private placement transaction on October 19, 2007, in which we sold 1,677,596 unregistered securities units to a limited number of accredited investors at $5.03 per unit. Each unit consisted of one share of PURE Bioscience common stock and one quarter of a five-year warrant to purchase PURE Bioscience common stock at $7.1 per share. A total of 419,394 such five-year warrants were issued to the investors. The net proceeds to the Company were approximately $7.74 million. Five-year warrants to purchase 167,759 shares of common stock at $8.60 per share were issued to affiliates of Taglich Brothers, Inc. as the placement agent.

Selling Security Holder	Voting and Investment Control Person	Total Securities Owned	Common Stock Offered	Common Stock Underlying Warrants Offered	Total Securities Owned After Offering	% After Offering
Eric A. Alden		100,000	80,000	20,000	0	*
Robert W. Allen & Susan M. Allen JT/WROS	Robert W. Allen and Susan M . Allen	62,500	50,000	12,500	0	*
E H Arnold		74,562	59,650	14,912	0	*
Gary Arnold and Patricia Arnold Ten Com	Gary Arnold and Patricia Arnold	25,000	20,000	5,000	0	*
Russell Bernier (1)		31,000		31,000	0	*
John Bertsch Trust DTD 12/4/2004 John R. Bertsch Trustee	John R. Bertsch	25,000	20,000	5,000	0	*
Harvey Bibicoff and Jacqueline Bibicoff Trustees of the Bibicoff Family Trust Dtd 5/16/00 (2)	Harvey Bibicoff and Jacqueline Bibicoff	50,000	40,000	10,000	0	*
The Hillary Bibicoff Revocable Trust DTD 4/19/07 Hillary Bibicoff Trustee	Hillary Bibicoff	6,250	5,000	1,250	0	*
Philip Bibicoff		6,250	5,000	1,250	0	*
Alfred F. Bracher III		100,000	80,000	20,000	0	*
Michael Brunone (1)		5,500		5,500	0	*
Cougar Trading LLC	Emanuel E. Geduld	125,000	100,000	25,000	0	*
Cranshire Capital LP	Mitch Kopin	99,403	79,523	19,880	0	*
Shari Gamer		62,126	49,701	12,425	0	*
Gilda Gaertner (1)		750		750	0	*
Gerald Investments, LLC	Gerald Sachs	24,850	19,880	4,970	0	*
Douglas Hailey (1)		14,000		14,000	0	*
Hillson Partners LP	Daniel Abramowitz	81,250	65,000	16,250	0	*
Hillson Private Partners II, LLLP	Daniel Abramowitz	12,500	10,000	2,500	0	*
Ingrates Retirement Plan	Jay Goldman	14,090	11,272	2,818	0	*
Iroquois Master Fund Ltd.	Joshua Silverman	248,508	198,807	49,701	0	*
The Landau Family Trust David Eric Landau and Tracey Ann Landau Co-TTEES	David Eric Landau and Tracey Ann Landau	6,250	5,000	1,250	0	*
Tom Y. Lee		148,856	119,085	29,771	0	*
Meadowbrook Opportunity Fd LLC	Michael Ragins	125,000	100,000	25,000	0	*
Meadowbrook Beta Neutral Fund LLC	Michael Ragins	62,500	50,000	12,500	0	*
Aaron Miller		37,276	29,821	7,455	0	*
P. Kenneth Nitz		12,500	10,000	2,500	0	*
Sandra P. Nitz		6,250	5,000	1,250	0	*
Gali Nuriel		37,276	29,821	7,455	0	*
Richard Oh (1)		9,043		9,043	0	*
Vincent Palmieri (1)		10,000		10,000	0	*
The Potomac Partners	Gregory Sachs	24,850	19,880	4,970	0	*
Nilson Umberto Sacchelli Ribeiro		12,425	9,940	2,485	0	*
Amy Richer		1,250	1,000	250	0	*
Richard M. Richer		1,250	1,000	250	0	*
Avi Ron		62,500	50,000	12,500	0	*
Bradley Rosen and Andrea Rosen as Joint Tenants	Bradley Rosen and Andrea Rosen	2,485	1,988	497	0	*
Gregory H. Sachs Children’s Trust FBO Spencer Sachs	Gregory H. Sachs	12,425	9,940	2,485	0	*

Selling Security Holder	Voting and Investment Control Person	Total Securities Owned	Common Stock Offered	Common Stock Underlying Warrants Offered	Total Securities Owned After Offering	% After Offering
Gregory H. Sachs Children’s Trust FBO Sydney Sachs	Gregory H. Sachs	12,425	9,940	2,485	0	*
Gregory H. Sachs, Revocable Trust U/t/d April 24, 1998 as amended and restated	Gregory H. Sachs	116,801	93,441	23,360	0	*
Oriana Schatan		4,970	3,976	994	0	*
Leonard Schleicher (1)		750		750	0	*
Schottenfeld Qualified Associates LP	Rick Schottenfeld	74,552	59,642	14,910	0	*
Robert Schroeder (1)		34,716		34,716	0	*
Paul Seid		30,000	24,000	6,000	0	*
Paul Seid C/F Andrew M Seid UGMA	Paul Seid	7,500	6,000	1,500	0	*
Paul Seid C/F Lauren A Seid UGMA	Paul Seid	7,500	6,000	1,500	0	*
William A. Shewalter		10,436	8,349	2,087	0	*
Michael N. Taglich (3)		44,170	10,536	33,634	0	*
Robert Taglich (4)		31,000		31,000	0	*
Truk International Fund, LP	Mitchel Fein	24,851	19,881	4,970	0	*
Truk Opportunity Fund, LLC	Mitchel Fein	99,403	79,523	19,880	0	*
Michael J. Wells and Silvia T. Wells JT/WROS	Michael J. Wells and Silvia T. Wells	10,000	8,000	2,000	0	*
Windsor Gardens Realty Inc.	Howard Farkas	15,000	12,000	3,000	0	*

*	Less than 1%

Except as noted in the footnotes below, the selling shareholders have had no material relationship with PURE Bioscience within the last three years.

(1)	An affiliate of Taglich Brothers, Inc., placement agent for PURE Bioscience, whose ownership consists of shares issuable upon exercise of a placement agent warrant.
(2)	Mr. Bibicoff provides investor relations services for PURE Bioscience. The securities registered herein were acquired by Mr. Bibicoff through the October 2007 private placement as described above.
(3)	Mr. Michael Taglich is a principal of Taglich Brothers, Inc., placement agent for PURE Bioscience. Mr. Taglich’s ownership includes 10,536 shares of common stock and a warrant for 2,634 shares of common stock which were acquired through the October 2007 private placement as described above. In addition, Mr. Taglich’s ownership includes 31,000 shares issuable upon exercise of a placement agent warrant.
(4)	Mr. Robert Taglich is a principal of Taglich Brothers, Inc., placement agent for PURE Bioscience. Mr. Taglich’s ownership consists of shares issuable upon exercise of a placement agent warrant.

PLAN OF DISTRIBUTION

We are not offering any of the selling securities holders’ securities. These shares may be sold by the holders from time to time at prevailing market prices. We will not receive any of the proceeds from any sale of the selling securities holders’ shares; however, if all warrants are exercised, we will receive approximately $4,500,000. The selling securities holders may sell or distribute its shares in transactions through underwriters, brokers, dealers or agents from time to time or through privately negotiated transactions, including in distributions to shareholders or partners or other persons affiliated with the selling securities holder. If a selling security holder enters into an agreement after the date of this prospectus to sell its shares to a broker-dealer as a principal and that broker-dealer is acting as an underwriter, we will file a post-effective amendment to the registration statement containing this prospectus identifying the broker-dealer and disclosing required information on the plan of distribution. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

The distribution of the Selling securities holders’ shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) in the following types of transactions:

1.	Over-the-counter market sales, or on such public markets as the common stock may from time to time be trading;
2.	Privately negotiated sales;
3.	Settlement of short sales entered into after the date of this prospectus;
4.	By writing of call options on the shares (whether such options are listed on an options exchange or otherwise). A call option is a contract whereby the option holder has a right to purchase the shares from the writer of the option for a set period of time at a pre-defined price;

5.	By purchasing put options (whether such options are listed on an options exchange or otherwise) and delivering the shares to the writer of the option. A put option is a contract whereby the option holder has a right to sell the shares to the writer of the option for a set period of time at a pre-defined price; or
6.	Any combination of these methods of distribution.

Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

If the selling securities holders effect such transactions by selling the shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling securities holders or commissions from purchasers of the shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved).

A selling securities holder and any brokers, dealers or agents that participate in the distribution of the securities might be deemed to be underwriters, and any profit on the sale of the securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

A selling securities holder may pledge the shares from time to time in connection with such Selling securities holder’s financing arrangements. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the shares, such pledgees may be deemed underwriters with respect to such shares and sales by them may be effected under this prospectus. We will not receive any of the proceeds from the sale of any of the shares by the selling securities holder.

Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the shares may not simultaneously engage in market making activities with respect to the shares for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling securities holders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling securities holder.

Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

Penny Stock Rules / Section 15(g) of the Exchange Act

Our shares may be considered penny stock covered by Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 promulgated thereunder. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors who are generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules. Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales person’s compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approved the transaction for the customer’s account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his rights and remedies in cases of fraud in penny stock transactions; and, the NASD’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

The application of the penny stock rules may affect your ability to resell your shares due to broker-dealer reluctance to undertake the above-described regulatory burdens.

DESCRIPTION OF SECURITIES

We are authorized to issue up to 50,000,000 shares of our no par value common stock. Each share is entitled to one vote on matters submitted to a vote of the shareholders. There is no cumulative voting of the common stock. The common stock shares have no redemption provisions nor any preemptive rights. We are also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be set from time to time prior to issuance by the Board of Directors. 587,153 shares of common stock of PURE Bioscience issuable upon exercise of warrants are being offered by the Selling Securities Holders. The warrants include the following issuances: (1) 419,394 warrants exercisable at $7.17 per share on or before October 19, 2012 were issued to the investors in the October 2007 private placement and (2) 167,759 warrants exercisable at $8.60 per share on or before October 19, 2012 were issued to the placement agent in connection with that firm’s placement of units sold in October 2007.

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

(1)	Market Information: PURE Bioscience’s common stock is traded on the Bulletin Board under the symbol “PURE.”

(2)	High and Low Bid Prices: The following table sets forth high and low bid prices for each fiscal quarter, for the last two fiscal years as reported on Yahoo! Finance. Such quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not represent actual transactions.

Fiscal 2007			Fiscal 2006
Quarter Ended	High	Low	Quarter Ended	High	Low
July 31, 2007	$3.85	$2.30	July 31, 2006	$2.99	$1.30
April 30, 2007	$2.49	$1.65	April 30, 2006	$3.09	$1.22
January 31, 2007	$2.80	$1.66	January 31, 2006	$1.49	$0.70
October 31, 2006	$2.27	$1.26	October 31, 2005	$1.05	$0.68

(3)	Security Holders: As of January 14, 2008, we had approximately 239 holders of record of our common stock. This does not include beneficial owners holding common stock in street name. The closing price per share on January 14, 2008 was $6.07.

(4)	Dividend Plans: We have paid no common stock cash dividends and have no current plans to do so.

(5)	Preferred Stock: There are no shares of preferred stock presently outstanding.

(6)	Recent Sales of Unregistered Securities:

On October 19, 2007 we closed on the sale of 1,677,596 unregistered securities units to accredited investors, at $5.03 per unit. Each unit consisted of one share of PURE Bioscience common stock and one quarter of a five-year warrant to purchase PURE Bioscience common stock at $7.17 per share. A total of 419,394 such five-year warrants were issued to the investors. Additionally, a five-year warrant to purchase 167,759 shares of common stock at $8.60 per share was issued to Taglich Brothers, Inc. as the placement agent. The gross proceeds of the sale were $8,438,328 and the net proceeds, after fees and expense, were $7,740,967. We agreed to file a registration statement with the Securities and Exchange Commission within ninety days of the closing for the purpose of registering for resale the common stock issued and sold in the private placement and the shares underlying the warrants issued to both the investors and the placement agent.

(7)	Securities Authorized for Issuance under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation
plans approved by
security holders	4,618,750	$0.92	6,639,611

Equity compensation
plans not approved by
security holders	4,683,151	$2.41	1,603,000

Total	9,301,901	$1.67	8,242,611

The following equity compensation plans have not been approved by security holders:

1.	2001 ETIH2O Stock Option Plan: Adopted by the Board in January 2001, there are 1,000,000 shares authorized under this Plan. The options have a five-year term with vesting ratably over a five-year period. Executive Officers and Directors are not eligible participants under this plan.

2.	2001 Consultants and Advisors Stock Option Plan: Adopted by the Board in January 2001, there are 500,000 shares authorized under this Plan. The options have a five-year term with vesting ratably over a five-year period. Executive Officers and Directors are not eligible participants under this plan.

3.	2004 Consultants and Advisors Stock Option Plan: Adopted by the Board in April 2004, there are 2,000,000 shares authorized under this plan. The options have a five-year term with vesting ratably over a five-year period. Executive Officers and Directors are not eligible participants under this plan.

DESCRIPTION OF THE BUSINESS

Overview
PURE Bioscience began as a provider of pharmaceutical water purification products for the pharmacy market. In 2000 we commenced investments in the development of novel bioscience technologies, and subsequent to the May 2005 sale of our Water Treatment Division we have been exclusively focused on the development and commercialization of our current and future bioscience products.

We are expanding into markets with broad potential by developing new, proprietary bioscience products based upon our patented silver ion antimicrobial technologies and to a lesser extent our patent-pending boric acid based pesticide technologies. We are developing technology-based bioscience products, including our silver dihydrogen citrate-based antimicrobials, which we believe will provide best in class, non-toxic solutions to numerous global health challenges and represent innovative advances in diverse markets. We believe that our technologies are in a position to contribute significantly to today’s global trend toward industrial and consumer use of “green” products, while providing competitive advantages in efficacy and safety.

Bioscience Technologies
Our flagship bioscience technology is an aqueous disinfectant, silver dihydrogen citrate (SDC). A patented new molecular entity, SDC is an electrolytically generated source of stabilized ionic silver that can serve as the basis for a broad range of products in diverse markets. SDC liquid is colorless, odorless, tasteless, non-caustic and formulates well with other compounds. As a platform technology, our SDC-based antimicrobial is distinguished from competitors in the marketplace because of its superior efficacy combined with reduced toxicity. We are producing and plan to expand the production of pre-formulated, ready-to-use products for private label distribution, as well as varying strengths of SDC concentrate as an additive or raw material for inclusion in other companies’ products, including as an active pharmaceutical ingredient. In addition to SDC, we have obtained patent protection for ionic silver-based molecular entities utilizing 14 organic acids other than citric acid.

We are also developing a patent-pending pesticide technology, Triglycylboride™ which, like SDC, provides effective results without human toxicity and is an alternative to traditional poisons. Triglycylboride has been formulated into EPA registered RoachX® and AntX™, the key products in our Innovex® line of pest control products.

History
PURE Bioscience was incorporated under the name of Innovative Medical Services in the State of California on August 24, 1992, to pursue the business of manufacturing and marketing the Fillmaster, a pharmaceutical water purification product, and subsequently other advanced technologies to the pharmacy industry, and later to other healthcare markets and retail consumers.

In 1999, we began investigating marketing opportunities for a new antimicrobial molecule, silver dihydrogen citrate (SDC). The SDC patent application was owned at the time by NVID International. Early in 2000, after concluding that we wished to pursue development and marketing of the SDC technology, we engaged in a marketing and licensing agreement with NVID International for market segments in specified geographical areas. In late 2001, as part of a legal settlement with NVID regarding the marketing rights to SDC, we purchased the SDC patent for 700,000 shares of our common stock plus certain expenses.

In 2001 we acquired the marketing rights and patent to our boric acid pesticide technologies. The first of these products developed, RoachX, launched in October 2001.

In 2001, the first U.S. patent covering the basic SDC formulation and the method of making was issued, and Environmental Protection Agency (EPA) registration was obtained for the 2400-parts per million (ppm) technical grade SDC concentrate (trade name Axenohl®) as well as for the initial Axen® hard surface disinfectant product for commercial, industrial and consumer applications including restaurants, homes and medical facilities.

In 2002 we expanded our Innovex line of pesticides to include RoachX, AntX75, TrapX and CleanKill, an SDC-based hard surface disinfectant for use in the pest control industry.

In March 2003, we received Environmental Protection Agency (EPA) registration for our new SDC-based Axen®30 formulated Category IV hard surface disinfectant product for commercial, industrial and consumer applications. Axen30 is a 30 ppm use-dilution formula of our patented SDC antimicrobial technology. The additional EPA registration allows us to expand our hard surface disinfectant claims to include a 30-second kill time on standard indicator bacteria, a 24 hour residual kill on standard indicator bacteria, a 2-minute kill time on some resistant strains of bacteria, 10-minute kill time on fungi, 30-second kill time on HIV Type I, and 10-minute kill time on other viruses. These claims distinguish the efficacy of Axen30 from many leading commercial and consumer products currently on the market, while maintaining lower toxicity ratings.

In July 2003 we received a second U.S. patent granted for SDC. U.S. patent 6,583,176 was issued on June 24, 2003 and covers the formulation of the aqueous disinfectant in combination with ethyl alcohol. U.S. patent 6,583,176 is a division of the first U.S. patent 6,197,814 issued on March 6, 2001 covering the basic SDC formulation and the method of making.

In September 2003, we announced the first commercialization of our SDC-based hard surface disinfectant, Axen30, to be sold by EnvirOx L.L.C. of Danville, Illinois, as Critical Care™, a commercial disinfectant-fungicide-virucide. In the same month, we announced an agreement with Therapeutics, Incorporated, a drug development company based in La Jolla, California, for the development and commercialization of Food and Drug Administration (FDA) regulated SDC-based products. Under this agreement, Therapeutics, Incorporated absorbed the responsibility for funding and directing development activities and FDA regulatory filings, initially focusing on development of SDC-based products for the treatment of bacterial, viral and fungal mediated diseases and conditions.

Also in September 2003, shareholders approved a corporate name change from Innovative Medical Services to PURE Bioscience.

In May 2004 we filed an additional U.S. patent covering multiple potential uses for our SDC technology including the treatment of specific types of bacteria, fungus and viruses, as well as medical treatment and the preservation of consumable and non-consumable products. The additional Disinfectant and Method of Use patent application was the seventh SDC related patent application filed in the United States covering inventive aspects of manufacturing, composition and formulations of our SDC technology.

Also in May 2004, Therapeutics, Incorporated began development of SDC within the first two groups of products subject to FDA regulation; women’s health products and acne products.

In June 2004, we obtained EPA registration of expanded claims for our Axen30 hard surface disinfectant to include use on hard surfaces in childcare facilities. The EPA previously registered Axen30 for disinfection of hard surfaces including those in restaurants, homes and medical facilities. The expanded use claims for our Axen30 disinfectant include children’s toys, toy boxes, play tables and activity centers, jungle gyms, playpens, child car seats, strollers and diaper changing tables. The EPA’s registration of such sensitive use sites emphasizes the “least-toxic” characteristics of Axen30 while expanding its versatility in the professional and consumer disinfection markets.

In August 2004, we filed a utility patent application to protect our proprietary silver dihydrogen citrate disinfectant in combination with other antimicrobial compounds, including quaternary ammonia, oxidizers or halogens such as chlorine, bromine or iodine. In August 2004, we also filed a utility patent application to protect anhydrous, or crystalline, silver dihydrogen citrate antimicrobial compositions, processes of making and methods of use.

In December 2004, we received registration of our silver dihydrogen citrate-based hard surface disinfectant from the California Department of Pesticide Regulation. The product had been previously registered in each of the 49 other states. With registration in all 50 states, we or our sub-registrants are able to market our hard surface disinfectant nationwide.

In May 2005, we sold the assets of our Water Treatment Division to Maryland-based Innovative Medical Services, LLC for $2,375,000.

In June 2005 we filed a utility patent application to protect our proprietary silver dihydrogen citrate technology in home care and personal care products, and in September 2005 we filed the international patent application through the Patent Cooperation Treaty.

In May 2006 we announced that we had expanded our joint development initiative with Therapeutics, Inc. to include development of SDC as an active pharmaceutical ingredient in products for treatment of dermatophytoses such as Tinea pedis (athlete’s foot), onychomycosis (nail fungus), among others, as well as development of antimicrobial skin wash products, beginning with a hand sanitizer. In December 2006 Therapeutics submitted an Investigational New Drug (IND) application with the FDA for an SDC-based hand sanitizer, to enable initiation of the first clinical trial of a product containing SDC as an active pharmaceutical ingredient. After reviewing the submission the FDA determined that the product testing in man may begin as proposed.

During the year ended July 31, 2007 we redeveloped our manufacturing facility and significantly expanded our SDC manufacturing capacity. In addition we invested in manufacturing equipment, including a new automated blending and packaging operation, that allows us to produce finished, labeled products. Subsequent to the end of the fiscal year we announced that our manufacturing facility and process for the production of pharmaceutical-grade SDC concentrate as an Active Pharmaceutical Ingredient had received Current Good Manufacturing Practice (cGMP) certification.

In August 2007, the U.S. Patent and Trademark Office issued a patent covering our process of manufacturing complexes of electrolytically generated stabilized ionic silver with 14 additional organic acids, specifically identifying 14 new complexes. In addition to expanding future product opportunities, the new patent expands the scope of protection of the SDC patent portfolio.

In November 2007 we received EPA registration of expanded bacterial and viral efficacy claims for our silver SDC-based disinfectant. The amended label now includes kill claims against four new viruses, including 3-minute kill claims against Human Corona virus (SARS surrogate) and Rotavirus and 10-minute kill claims on Avian Influenza A (Bird Flu) and Feline Calicivirus (Norovirus). The expanded label also includes 2-minute kill claims against the bacteria Campylobacter jejuni and Acinetobacter baumannii as well as two additional strains of MRSA: Community Associated MRSA (CA-MRSA) and Community Associated PVL Positive MRSA (PVL MRSA).

Principal Products and Markets

Silver Dihydrogen Citrate.   Our flagship technology is a patented, aqueous antimicrobial called silver dihydrogen citrate (SDC). SDC is an electrolytically generated source of stabilized ionic silver that can serve as the basis for a broad range of products in diverse markets. Colorless, odorless, tasteless and non-caustic, the aqueous SDC formulates well with other compounds. We produce and have begun to market, through our distributors, pre-formulated, ready-to-use product for private label distribution, as well as varying strengths of SDC concentrate as an additive or raw material for inclusion in other companies’ products.

We currently have Environmental Protection Agency (EPA) registration for our 2400-parts per million (ppm) technical grade SDC concentrate (trade name Axenohl) as well as for our Axen and Axen30 hard surface disinfectant products for commercial, industrial and consumer applications including restaurants, homes and medical facilities. The Axen30 EPA registration includes claims such as a 30-second kill time on standard indicator bacteria, a 24 hour residual kill on standard indicator bacteria, a 2-minute kill time on some resistant strains of bacteria, 10-minute kill time on fungi, 30-second kill time on HIV Type I, and 3 to10-minute kill time on other viruses. These claims distinguish the efficacy of Axen30 from many of the leading commercial and consumer products currently on the market, while maintaining lower toxicity ratings. Based on the EPA toxicity categorization of antimicrobial products that ranges from Category I (high toxicity) down to Category IV, Axen30, with its combination of the biocidal properties of ionic silver and citric acid, is an EPA Category IV antimicrobial for which precautionary labeling statements are normally not required. This compares with Category II warning statements for most leading brands of antimicrobial products.

The tests conducted to obtain the EPA registration were performed by nationally recognized independent laboratories Nelson Laboratories of Salt Lake City, Utah and AppTec ATS of St. Paul, Minnesota, under AOAC protocol and GLP regulations in accordance with EPA regulations. Specific Axen test results include:

•	30-Second Kill Time At 30 ppm, Axen demonstrated a 30-second, 99.9999% kill of standard indicator organisms including Staphylococcus aureus ATCC 6538, Pseudomonas aeruginosa ATCC 15442 and Salmonella choleraesuis ATCC 10708. Each is regarded as ever present in nearly every person’s life and is also a frequent human pathogen.

•	Residual Kill Activity The residual activity of Axen was tested at 0, 1, 6, and 24 hours after application to a hard surface against standard indicator organisms (Staphylococcus aureus ATCC 6538, Pseudomonas aeruginosa ATCC 15442 and Salmonella choleraesuis ATCC 10708). Quantitative residual results at 24 hours after initial application show a 99.99% reduction in all three bacteria tested.
•	Bacteria Additional testing of Axen against Methicillin Resistant Staphylococcus aureus ATCC 700698 (MRSA), Vancomycin Resistant Enterococcus faecium ATCC 700221 (VRE) and Escherichia coli OH157 ATCC 43888 demonstrated a 99.9999% kill in 2 minutes. These specific bacteria are especially problematic in hospitals because of their resistance to antibiotics. Further, Axen showed a 99.9999% kill in 30-seconds against Listeria monocytogenes ATCC 19111. Food processing operations are challenged to keep this bacterium under control. Recently expanded EPA-registered claims include claims against two additional resistant strains of Staph, Community Associated MRSA (CA-MRSA) and Community Associated PVL Positive MRSA (CA-MRSA, PVL Positive), eliminating both organisms in just two minutes. Also added to the expanded label are two-minute kill claims on Campylobacter jejuni and Acinetobacter baumannii.
•	Fungus Axen demonstrated a 99.9999% kill in 10 minutes of the common athlete’s foot fungus, Trichophyton mentagrophytes ATCC 9533. This data allows the Company to add a fungicidal claim to its hard surface disinfectant label.
•	Viruses Axen also demonstrated 99.9999% virucidal efficacy against HIV Type 1 in 30 seconds, Herpes simplex virus type 1 in one minute, and Influenza A virus ATCC VR-544, Rhinovirus type R 37 ATCC VR-1147, Strain 151-1 and Poliovirus type 2 ATCC VR-1022, Strain Lansing in 10 minutes. After review and registration by the EPA, this data allows the Company to add these virucidal claims to its hard surface disinfectant label. Recently expanded EPA-registered viral efficacy claims for PURE’s SDC-based disinfectant include a three-minute kill against Human Corona virus and Rotavirus and a ten-minute kill against Norovirus and Avian Influenza A.

In June 2004, we received EPA registration to expand claims made for our Axen30 hard surface disinfectant to include use on hard surfaces in childcare facilities. The EPA previously approved Axen30 for disinfection of hard surfaces including those in restaurants, homes and medical facilities. Expanded use claims for our Axen30 disinfectant feature children’s toys, toy boxes, play tables and activity centers, jungle gyms, playpens, child car seats, strollers and diaper changing tables. The EPA’s registration of such sensitive use sites emphasizes the “least-toxic” characteristics of Axen30 while expanding its versatility in the professional and consumer disinfection markets. We are currently investigating market opportunities for products in the childcare segment which includes daycare centers, preschools, schools, gymnasiums and children’s activity centers.

During the year ending July 31, 2007 we began a program whereby we utilize our expertise to source, assemble and build SDC blending systems for sale to our distributors. These systems allow our distributors to blend our SDC concentrate into lower concentrations, thereby significantly reducing the cost of shipping products from our El Cajon facility, particularly for overseas markets. No information regarding the method of making SDC is passed to our distributors as in all of our third party agreements we are, and intend to continue to be, the sole manufacturer and sole source of SDC concentrate.

We plan to pursue additional EPA and FDA regulatory approvals for other applications. For example, in September 2003, we announced an agreement with Therapeutics, Incorporated, a drug development company based in La Jolla, California, for the development and commercialization of certain Food and Drug Administration (FDA) regulated silver dihydrogen citrate-based products. Therapeutics, Incorporated funds and directs all development activities and FDA regulatory filings under the agreement, initially focusing on development of silver dihydrogen citrate-based products for the treatment of bacterial, viral and fungal mediated diseases and conditions. In May 2004, Therapeutics, Incorporated began development of SDC within the first two groups of products subject to FDA regulation; women’s health products and acne products. In May 2006 we announced that we had expanded our joint development initiative with Therapeutics, Inc. to include development of SDC as an active pharmaceutical ingredient in products for treatment of dermatophytoses such as Tinea pedis (athlete’s foot), onychomycosis (nail fungus), among others, as well as development of antimicrobial skin wash products, beginning with a hand sanitizer. In December 2006 Therapeutics submitted an Investigational New Drug (IND) application with the FDA for an SDC-based hand sanitizer, to enable initiation of the first clinical trial of a product containing SDC as an active pharmaceutical ingredient. After reviewing the submission the FDA determined that the product testing in man may begin as proposed. Multiple hand sanitizer formulations containing SDC are currently being tested for safety and efficacy in proof of concept studies. We do not currently anticipate any additional IND applications to the FDA under our agreement with Therapeutics, Inc. for products containing SDC until 2008.

Our SDC technology also shows promise as a broad-spectrum antimicrobial for multiple other medical indications, including wound and burn care, as well as for dental and veterinary indications, though these opportunities are not currently under active development.

In September 2007, we announced that we had developed a new SDC-based antimicrobial product that provides what we believe to be the first 24-hour residual protection against norovirus. The highly concentrated product is designed to be mixed with water at the point of use to create a low toxicity hard surface antimicrobial. We intend to initially market, through a distributor relationship, the product, under the name Cruise Control™, to the cruise ship industry, which in recent years has suffered significant economic and reputation damage as a result of common and well-publicized outbreaks of norovirus. We commissioned an independent, third-party study entitled “Residual Virucidal Efficacy of a Disinfectant for Use on Inanimate Environmental Surfaces Utilizing Feline Calicivirus as a Surrogate Virus for Norovirus.” The study was conducted by the nation’s leading third party microbiology and virology testing laboratory in accordance with U.S. Environmental Protection Agency Good Laboratory Practice regulations. The testing laboratory modified an existing EPA protocol for testing bacterial residual efficacy to a protocol that appropriately evaluated the residual efficacy of our new formulation against the Feline Calicivirus. Our new disinfectant demonstrated greater than 99.9999% reduction in viral titer of Feline Calicivirus after 12 hours and at least a 99.98% reduction after 24 hours.

Triglycylboride™   In addition to our antimicrobial technology, we market and are developing a line of pesticide technologies. Like the silver dihydrogen citrate antimicrobial technology, we believe the boric acid based pesticides may offer competitive advantages in the market place with regard to efficacy when compared to leading brands, while maintaining lower toxicity ratings.

Branded as Innovex™, the product line launched in October 2001 with our EPA-approved, patent-pending RoachX®. Subsequently, we have developed additional products in the Innovex product line, including the EPA-approved AntX75®, EPA-exempt non-toxic TrapX rodent lure and EPA approved CleanKill™, the SDC-based hard surface disinfectant for the pest control industry. United States Department of Agriculture testing confirms that RoachX is over 96% effective in three to four days with one application for indoor and outdoor eradication of cockroaches, and can be used near children and food preparation areas. Boric acid is a well-known and effective deterrent of cockroaches and will kill them on contact, but cockroaches do not naturally eat the repellent. Although many pesticide products contain boric acid as the listed active ingredient, we believe RoachX to be new because of the endothermic reaction caused by the combination of boric acid and polyglycol that produces three unique results: 1) The formula protects the boric acid from water and humidity, 2) When combined with an attractant, the cockroaches perceive the formulation as food and will actually eat the polyglycol-encapsulated boric acid, and 3) The formula acts as a time-released pesticide, allowing the cockroach to return to the nest before it dies and then becomes a “bait station” for other roaches in the colony. We believe the product line, containing particular formulas and attractants for specific pests, is effective against cockroaches, ants, palmetto bugs, silverfish, waterbugs, ticks, fleas, lice and garden pests.

Marketing efforts behind these products to date, and resulting sales, have been limited. We believe that investment in additional formulations, greater marketing efforts and wider distribution could result in significantly greater sales and profits than we have historically achieved with the technology. We continue to evaluate such investments, however in recent years we have focused our resources on the development of SDC, which we believe has greater market potential than the Triglycylboride technology. If we decide not to make such investments ourselves, we may pursue alternatives for our Triglycylboride technology that could include discontinuing to actively market the Innovex line of products and selling or licensing our rights to the technology.

Competition
The markets for silver dihydrogen citrate and pesticide products are highly competitive. The markets in which we will sell any such products are dominated by a number of large, well-capitalized global corporations, which may impact our ability to successfully market our products or maintain any technological advantage we might develop. We, or our distributors, would need to invest significant resources in order to attempt to displace traditional technologies sold by what are in many cases well-known international industry leaders. Alternatively, we may pursue strategies in selective markets of encouraging existing competitors to incorporate our products into their existing brands, thereby reducing the proportion of end-use revenues that would accrue to us. To the extent that we were to grant any existing competitor exclusivity to any field and/or territory, we would risk having our technology marketed in a manner that may be less than optimal for us. We recognize that innovative marketing methods are required in order to establish our products, and that such methods may not be successful, or as successful as we may believe should be achievable based upon the true potential for our technology.

Patents and Intellectual Property
We own and have several patents pending related to our silver dihydrogen citrate (SDC) technology, and we have a patent pending for RoachX and related pesticide products.

The first U.S. patent for silver dihydrogen citrate was issued on March 6, 2001 covering the disinfectant and its method of making. In June 2003, we received a second U.S. patent granted for silver dihydrogen citrate that covers the formulation of the aqueous disinfectant in combination with ethyl alcohol. In addition, PURE has received patents in Australia, New Zealand, the Russian Federation and China as well as in the ARIPO (African Regional Industrial Property Organization), the EAPC (Eurasian Patent Community), the OAPI (Organisation Africaine de la Propriete Intellectuelle) and multiple Eastern European countries. Patent applications are pending in Brazil, Canada, China, Japan, Mexico and the EPO (European Patent Office). These foreign patent applications were filed through the Patent Cooperation Treaty and were published by the World Intellectual Property Organization (www.wipo.org) as Number WO 99/18790 on April 22, 1999.

In May 2004, we filed an additional U.S. patent covering multiple potential uses for our SDC technology including the treatment of specific types of bacteria, fungus and viruses, as well as medical treatment and the preservation of consumable and non-consumable products. The additional Disinfectant and Method of Use patent application was the seventh SDC related patent application filed in the United States covering inventive aspects of manufacturing, composition and formulations of our SDC technology.

In August 2004, we filed a utility patent application to protect our SDC disinfectant in combination with other antimicrobial compounds, including quaternary ammonia, oxidizers or halogens such as chlorine, bromine or iodine. In addition, we filed the foreign patent application for this utility patent through the Patent Cooperation Treaty. In February 2006, we entered the international application into national phase in Australia, Canada, China, Europe, Japan, Israel, India, Mexico, New Zealand, Norway, South Korea, Singapore, and South Africa.

In August 2004, we filed a utility patent application to protect anhydrous, or crystalline, silver dihydrogen citrate antimicrobial compositions, processes of making and methods of use. In addition, we filed the international patent application for this utility patent through the Patent Cooperation Treaty. In February 2006, we entered the international application into national phase in Australia, Canada, China, Europe, Japan, Israel, India, Mexico, New Zealand, Norway, South Korea, Singapore, and South Africa.

In May 2005, a U.S. patent was granted covering SDC in a process for treating water. In June 2005, we filed a utility patent application to protect our SDC technology in home care and personal care products. In September 2005, we filed the international patent application through the Patent Cooperation Treaty. In March 2007, we entered the international application into national phase in Albania, Australia, Brazil, Canada, China, Costa Rica, the EAPC (Eurasian Patent Community), Europe, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Norway, New Zealand, the OAPI (Organisation Africaine de la Propriete Intellectuelle), Philippines, the Russian Federation, Singapore, Viet Nam and South Africa.

In August 2007, a U.S. patent was granted covering our process of manufacturing complexes of electrolytically generated stabilized ionic silver with other organic acids, specifically identifying 14 new complexes.

A patent application for RoachX and related products was filed in February 1998 to protect a non-aqueous form of insecticide consisting of a desiccant, preferably boric acid, with additional ingredients for binding, stability and target insect attraction.

We own the registered trademarks or trademark applications for PURE Bioscience®, Powered by SDC Ag+™, Staph Attack®, Staphacide™, Axenohl®, Axen®, Silvérion®, Kinderguard™, Cruise Control™, Innovex®, RoachX®, AntX™, TrapX® and Medifier™.

Manufacturing
We manufacture and blend the silver dihydrogen citrate products in our manufacturing facility at our corporate headquarters in El Cajon, California. We manufacture the SDC concentrate exclusively in our facility and plan to maintain all concentrate manufacturing in-house. During the year ended July 31, 2007 we completed a redevelopment and expansion of our manufacturing facility and significantly expanded our SDC manufacturing capacity. Subsequent to the end of the fiscal year we announced that our manufacturing facility and process for the production of pharmaceutical-grade SDC concentrate as an Active Pharmaceutical Ingredient had received Current Good Manufacturing Practice (cGMP) certification.

In addition to the processes for manufacturing concentrate, during the year ended July 31, 2007 we invested in manufacturing equipment, including a new automated blending and packaging operation, that allows us to produce finished, labeled products, although we outsource some blending and packaging operations and may continue to outsource such operations to one or potentially multiple third parties. We outsource such operations where it is economically advantageous to us and to our customers, particularly in regard to the reduction of shipping costs. Silver, the primary active ingredient in SDC, is a readily available commodity, and the other active and inactive ingredients are readily available from chemical supply companies.

We manufacture RoachX, AntX and TrapX in our manufacturing facility at our corporate offices, and outsource some of the packaging functions. In future periods we may outsource manufacturing operations for the production of these products. The active and inactive ingredients are readily available through multiple manufacturers in the U.S. and overseas.

Research and Development
All in-house Research and Development (“R&D”) costs, and outside legal costs for maintaining approved patents, are charged to operations when incurred and are included in operating expenses. Outside legal costs and filing fees related to obtaining patents are capitalized as incurred. The total amounts capitalized for pending patents was $204,200 and $111,100 in the fiscal years ended July 31, 2007 and 2006, respectively. The cumulative cost of acquiring patents is amortized on a straight-line basis over the estimated remaining useful lives of the patents, generally between 17 and 20 years from the date of issuance. At July 31, 2007 the weighted average remaining amortization period for all patents was approximately 12.5 years. Amortization expense for the years ended July 31, 2007 and July 31, 2006 was $164,500 and $157,400 respectively. Expense charged to R&D was $1,220,800 and $1,193,900 in the fiscal years ended July 31, 2007 and 2006, respectively.

Government Regulation
We manufacture and sell pesticide and antimicrobial products that are regulated by the U.S. Environmental Protection Agency (U.S. EPA) under Federal Insecticide, Fungicide and Rodenticide Act (FIFRA). We have five products registered by the U.S. EPA; two pesticides, AntX and RoachX, and three antimicrobial pesticides, Axen, Axen30 and Axenohl. As we continue to develop new products, we will require a registration from the US EPA in order to market our products in the United States. There is no guarantee that the US EPA will grant a registration for the products we submit.

In addition, each of the 50 United States has its own government agency that regulates pesticide sales into their state. Prior to distributing a product into any of these states, a registration from the state is required. We market our pesticide and antimicrobial products to third party distributors who are responsible for obtaining these state registrations. Should we begin to directly market our own brands, we would first need to obtain a registration for each state to which we will distribute product.

We have chosen to pursue certain approvals through the U.S. Food and Drug Administration (FDA) by partnering with Therapeutics, Incorporated, which has assumed responsibility for the testing and regulatory process for selected potential FDA regulated silver dihydrogen citrate-based products. The process of obtaining FDA and other required regulatory approvals is lengthy, expensive and uncertain. There is no guarantee that either Therapeutics, Incorporated, any other potential partner, or ourselves will be able to obtain the resources necessary to obtain such approvals, or that the products will meet the strict criteria imposed by the FDA.

Internationally, we, our distributors or our partners will have to obtain and maintain all necessary regulatory approvals or registrations in each specific country, to enable our products to be sold in, or into, that country. Our technology may also face import restrictions or burdens, which may change from time to time.

Employees
As of January 15, 2008, we employed seventeen people, sixteen of whom were full-time employees.

Company Website
We maintain a website at www.purebio.com. We make our periodic and current reports available free of charge on our website as soon as is reasonably practical after such reports are filed with the Securities and Exchange Commission. Information contained on, or accessible through, our website is not part of this report or our other filings with the SEC.

Properties
Our business operates in a 13,200 square foot facility located in a light industrial/office park in El Cajon, California. This location houses all administrative, manufacturing and warehousing functions. In May 1996, we entered into an operating lease agreement for the premises, with an unaffiliated third party, which expired under extension in October 2006.

As part of the agreement to sell the assets of the Water Treatment Division to Innovative Medical Services, LLC, in May 2005 we entered into a sublease agreement with IMS LLC, under which IMS LLC occupied approximately 28% of the square footage of the facility and paid us approximately $3,800 per month in rent. IMS LLC vacated the space in September 2006 and we are now operating in the full 13,067 square feet of the facility. In January 2007 we commenced a new sixty month operating lease for the facility.

During the year ending July 31, 2007, we made significant improvements to the manufacturing areas to expand our manufacturing capacity and warehousing operations.

Legal Proceedings
We are not currently involved in any material legal proceedings that could result in claims against us. However, we may be subject to various legal actions and claims arising in the ordinary course of business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under “Risk Factors” and elsewhere in this prospectus.

OVERVIEW

PURE Bioscience began as a provider of pharmaceutical water purification products, however we are now expanding into markets with broader potential by developing new, proprietary bioscience products based upon our patented silver ion antimicrobial technologies and patent-pending boric acid based pesticide technologies. In May 2005, we sold the assets of our Water Treatment Division and are now focused exclusively on the development and commercialization of our current and future bioscience products.

We are expanding into markets with broad potential by developing new, proprietary bioscience products based upon our patented silver ion antimicrobial technologies and to a lesser extent our patent-pending boric acid based pesticide technologies. We are developing technology-based bioscience products, including our silver dihydrogen citrate-based antimicrobials, which we believe will provide best in class, non-toxic solutions to numerous global health challenges and represent innovative advances in diverse markets. We believe that our technologies are in a position to contribute significantly to today’s global trend toward industrial and consumer use of “green” products, while providing competitive advantages in efficacy and safety.

          Bioscience Technology
Our flagship technology is a patented, aqueous antimicrobial called silver dihydrogen citrate (SDC). SDC is an electrolytically generated source of stabilized ionic silver that can serve as the basis for a broad range of products in diverse markets. Colorless, odorless, tasteless and non-caustic, the aqueous SDC formulates well with other compounds. We produce and have begun to market, through our distributors, pre-formulated, ready-to-use product for private label distribution, as well as varying strengths of SDC concentrate as an additive or raw material for inclusion in other companies’ products.

We currently have Environmental Protection Agency (EPA) registration for our 2400-parts per million (ppm) technical grade SDC concentrate (trade name Axenohl) as well as for our Axen and Axen30 hard surface disinfectant products for commercial, industrial and consumer applications including restaurants, homes and medical facilities. The Axen30 EPA registration includes claims such as a 30-second kill time on standard indicator bacteria, a 24 hour residual kill on standard indicator bacteria, a 2-minute kill time on some resistant strains of bacteria, 10-minute kill time on fungi, 30-second kill time on HIV Type I, and 10-minute kill time on other viruses. These claims distinguish the efficacy of Axen30 from many of the leading commercial and consumer products currently on the market, while maintaining lower toxicity ratings. Based on the EPA toxicity categorization of antimicrobial products that ranges from Category I (high toxicity) down to Category IV, Axen30, with its combination of the biocidal properties of ionic silver and citric acid, is an EPA Category IV antimicrobial for which precautionary labeling statements are normally not required. This compares with Category II warning statements for most leading brands of antimicrobial products

The tests conducted to obtain the EPA registration were performed by nationally recognized independent laboratories Nelson Laboratories of Salt Lake City, Utah and AppTec ATS of St. Paul, Minnesota, under AOAC protocol and GLP regulations in accordance with EPA regulations.

In June 2004, we received EPA registration to expand claims made for our Axen30 hard surface disinfectant to include use on hard surfaces in childcare facilities. The EPA previously approved Axen30 for disinfection of hard surfaces including those in restaurants, homes and medical facilities. Expanded use claims for our Axen30 disinfectant feature children’s toys, toy boxes, play tables and activity centers, jungle gyms, playpens, child car seats, strollers and diaper changing tables. The EPA’s registration of such sensitive use sites emphasizes the “least-toxic” characteristics of Axen30 while expanding its versatility in the professional and consumer disinfection markets. We are currently investigating market opportunities for products in the childcare segment which includes daycare centers, preschools, schools, gymnasiums and children’s activity centers.

We plan to pursue additional EPA and FDA regulatory approvals for other applications. For example, in September 2003, we announced an agreement with Therapeutics, Inc. (“Therapeutics”), a drug development company based in La Jolla, California, for the development and commercialization of certain Food and Drug Administration (FDA) regulated silver dihydrogen citrate-based products. Therapeutics funds and directs all development activities and FDA regulatory filings under the agreement, initially focusing on development of silver dihydrogen citrate-based products for the treatment of bacterial, viral and fungal mediated diseases and conditions. In May 2004, Therapeutics began development of SDC within the first two groups of products subject to FDA regulation; women’s health products and acne products. In May 2006 we announced that we had expanded our joint development initiative with Therapeutics to include development of SDC as an active pharmaceutical ingredient in products for treatment of dermatophytoses such as Tinea pedis (athlete’s foot), onychomycosis (nail fungus), among others, as well as development of antimicrobial skin wash products, beginning with a hand sanitizer. In December 2006 Therapeutics submitted an Investigational New Drug (IND) application with the FDA for an SDC-based hand sanitizer, to enable initiation of the first clinical trial of a product containing SDC as an active pharmaceutical ingredient. After reviewing the submission the FDA determined that the product testing in man may begin as proposed. Multiple hand sanitizer formulations containing SDC are currently being tested for safety and efficacy in proof of concept studies. We do not currently anticipate any additional IND applications to the FDA under our agreement with Therapeutics, or under any agreement with another potential partner, for products containing SDC until 2008 or later.

Our SDC technology also shows promise as a broad-spectrum antimicrobial for multiple other medical indications, including wound and burn care, as well as for dental and veterinary indications, though these opportunities are not currently under active development.

In September 2007, we announced that we had developed a new SDC-based antimicrobial product that provides what we believe to be the first 24-hour residual protection against norovirus. The highly concentrated product is designed to be mixed with water at the point of use to create a low toxicity hard surface antimicrobial. We intend to initially market, through a distributor relationship, the product, under the name Cruise Control™, to the cruise ship industry, which in recent years has suffered significant economic and reputation damage as a result of common and well-publicized outbreaks of norovirus. We commissioned an independent, third-party study entitled “Residual Virucidal Efficacy of a Disinfectant for Use on Inanimate Environmental Surfaces Utilizing Feline Calicivirus as a Surrogate Virus for Norovirus.” The study was conducted by a third party microbiology and virology testing laboratory in accordance with U.S. Environmental Protection Agency Good Laboratory Practice regulations. The testing laboratory modified an existing EPA protocol for testing bacterial residual efficacy to a protocol that appropriately evaluated the residual efficacy of our new formulation against the Feline Calicivirus. Our new disinfectant demonstrated greater than 99.9999% reduction in viral titer of Feline Calicivirus after 12 hours and at least a 99.98% reduction after 24 hours.

          Triglycylboride™
In addition to our antimicrobial technology, we own the marketing rights to a line of pesticide technologies. Like the silver dihydrogen citrate antimicrobial technology, we believe the boric acid based pesticides may offer competitive advantages in the market place with regard to efficacy when compared to leading brands, while maintaining lower toxicity ratings.

Branded as Innovex™, the product line launched in October 2001 with our EPA-approved, patent-pending RoachX®. Subsequently, we have developed additional products in the Innovex product line, including the EPA-approved AntX75®, EPA-exempt non-toxic TrapX rodent lure and EPA approved CleanKill™, the SDC-based hard surface disinfectant for the pest control industry. United States Department of Agriculture testing confirms that RoachX is over 96% effective in three to four days with one application for indoor and outdoor eradication of cockroaches, and can be used near children and food preparation areas. Boric acid is a well-known and effective deterrent of cockroaches and will kill them on contact, but cockroaches do not naturally eat the repellent. Although many pesticide products contain boric acid as the listed active ingredient, we believe RoachX to be new because of the endothermic reaction caused by the combination of boric acid and polyglycol that produces three unique results: 1) The formula protects the boric acid from water and humidity, 2) When combined with an attractant, the cockroaches perceive the formulation as food and will actually eat the polyglycol-encapsulated boric acid, and 3) The formula acts as a time-released pesticide, allowing the cockroach to return to the nest before it dies and then becomes a “bait station” for other roaches in the colony. We believe the product line, containing particular formulas and attractants for specific pests, is effective against cockroaches, ants, palmetto bugs, silverfish, waterbugs, ticks, fleas, lice and garden pests.

Marketing efforts behind these products to date, and resulting sales, have been very limited. We believe that investment in additional formulations, greater marketing efforts and wider distribution could result in significantly greater sales and profits than we have historically achieved with the technology. We continue to evaluate such investments, however in recent years and months we have entirely focused our resources on the development of SDC, which we believe has greater market potential than the Triglycylboride technology. If we decide not to make additional investments ourselves, we may pursue alternatives for our Triglycylboride technology that could include discontinuing to actively market the Innovex line of products and selling or licensing our rights to the technology.

CRITICAL ACCOUNTING POLICIES

          Accounting for Long-Lived Assets / Intangible Assets
We assess the impairment of long-lived assets, consisting of property, plant, equipment and finite-lived intangible assets, whenever events or circumstances indicate that the carrying value may not be recoverable. Examples of such events or circumstances include:

An asset’s ability to continue to generate income from operations and positive cash flow in future periods

Loss of legal ownership or title to an asset

Significant changes in our strategic business objectives and utilization of the asset(s)

The impact of significant negative industry or economic trends

Recoverability of assets to be held and used in operations is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the assets. The factors used to evaluate the future net cash flows, while reasonable, require a high degree of judgment and the results could vary if the actual results are materially different than the forecasts. In addition, we base useful lives and amortization or depreciation expense on our subjective estimate of the period that the assets will generate revenue or otherwise be used by us. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

          Accounting for Stock-Based Compensation
We adopted the fair value provisions of SFAS 123(R) on August 1, 2006. Stock-based compensation expense for all stock-based compensation awards granted after August 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Specifically, we estimate the weighted-average fair value of options granted using the Black-Scholes Option Pricing Model based on evaluation assumptions regarding expected volatility, dividend yield, risk-free interest rates, the expected term of the option and the expected forfeiture rate. Each of these assumptions, while reasonable, requires a certain degree of judgment and the fair value estimates could vary if the actual results are materially different than those initially applied. Prior to the adoption of SFAS 123(R), we did not record compensation cost in the consolidated financial statements for stock options issued to employees or Directors.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED OCTOBER 31, 2007 VS. THREE MONTHS ENDED OCTOBER 31, 2006

Revenues

For the three months ended October 31, 2007 revenues of $95,300 increased by $67,600, or 244%, compared with the three months ended October 31, 2006. 99% of sales for the three month period ended October 31, 2007 were made to two strategic partners that are pursuing regulatory approvals and developing markets for our products.

Gross Profit

Gross profit for the three months ended October 31, 2007 was $63,600, compared with $15,500 in the same period of the prior fiscal year. The gross margin percentage improved from 56% in the prior year to 67% in the current period, due primarily to product and customer mix. During the three month period ended October 31, 2007, a higher proportion of revenues were from bulk SDC concentrate and bulk Axen30 than in the same period of the prior fiscal year when finished packaged products contributed a higher proportion of sales.

Operating Costs

Operating costs increased by 17.2%, from $925,200 in the three months ended October 31, 2006, to $1,084,000 in the three months ended October 31, 2007. Within these aggregate operating costs, selling expenses declined by $94,000, to $88,200 in the current period compared with the same period in the prior fiscal year. The decrease in selling expenses is primarily due to a reduction of $103,000 in consulting fees and amortization of prepaid consulting costs. General and administrative expenses increased by $238,900 or 51%, to $707,600 in the three months ended October 31, 2007, compared with the three months ended October 31, 2006. During the three months ended October 31, 2007 we issued 12,500 shares of common stock with a fair value of $43,750 and paid an additional $30,000, for a legal settlement, and general and administrative payroll expense increased by $74,000 year over year due to new hires and salary increases. Increases in expense for accounting fees, travel, employee stock option expense, depreciation, information technology, facility rent, employee medical expense and legal fees accounted for $189,600 of the increase in general and administrative expense for the three months ended October 31, 2007 compared with the three months ended October 31, 2006. These increases were partially offset by a decline of $111,500 in consulting costs, including $95,300 of stock option expense in the three month period ended October 31, 2006 for options issued under a consulting contract. We recognized employee stock option non-cash expense in general and administrative expenses for the three months ended October 31, 2007 of $24,800, and for the three months ended October 31, 2006 of zero.

Research and development costs, including in-house costs, patent amortization, outside legal costs for maintaining approved patents, and product registration expenditures, increased for the three month period ended October 31, 2007 by 5.1% to $288,200, compared with the same period in the prior fiscal year. During the three month period ended October 31, 2007, $60,800 of the costs charged to R&D related to manufacturing and R&D facility overheads incurred during periods in which we were designing and implementing new manufacturing and bottling processes. We do not currently expect our research and development expense to grow significantly in future periods, however if opportunities arise, particularly in the development and testing of new formulations, we will evaluate the need for additional research expenditures based on potential market sizes and our estimation of the likelihood of our technology achieving successful results.

Our loss from operations before taxes increased by $110,800, from a loss of $909,600 for the three months ended October 31, 2006 to a loss of $1,020,400 for the three months ended October 31, 2007.

Other Income

Other income declined by $30,600 in the current period compared to the same period of the prior fiscal year, primarily due to decreased interest income from lower average cash balances and lower interest rates.

Income Taxes

Income tax expense for each of the periods presented was zero as our tax liabilities were offset by current period losses or available federal and California net operating loss carry-forwards. In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, we must recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

FIN 48 became effective for us on August 1, 2007. The adoption of FIN 48 did not have a material impact on our consolidated results of operations and financial position as we had no unrecognized tax benefits that, if recognized, would affect our effective income tax rate in future periods. Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense, however we had no accrued interest or penalties at either August 1 or October 31, 2007.

At October 31, 2007 we had federal and California tax net operating loss carry-forwards of approximately $25,564,000 and $15,462,700, respectively. The difference between federal and California tax loss carry-forwards is primarily due to limitations on California loss carry-forwards. Realization of our deferred tax assets, which relate to operating loss carry-forwards and timing differences, is dependant on future earnings. The timing and amount of future earnings are uncertain and therefore we establish a 100% valuation allowance.

Net Income (Loss)

Our net loss after taxes increased by $141,400, from a net loss of $867,300 for the three months ended October 31, 2006 to a net loss of $1,008,700 for the three months ended October 31, 2007.

RESULTS OF OPERATIONS FOR THE YEAR ENDED JULY 31, 2007 VS. YEAR ENDED JULY 31, 2006

Revenues

For the year ended July 31, 2007 revenues of $336,400 increased by $136,000, or 68%, compared with the year ended July 31, 2006. 90% of sales for the year ended July 31, 2007 were made to four strategic partners that are pursuing regulatory approvals and developing markets for our products.

Gross Profit

Gross profit for the year ended July 31, 2007 was $115,300, compared with $94,700 in the same period of the prior fiscal year. The gross margin percentage declined from 47.3% in the year ended July 31, 2006 to 34.3% in the year ended July 31, 2007, due primarily to product and customer mix. During the year ended July 31, 2007, a higher proportion of revenues were from finished packaged products and blending systems than in the same period of the prior fiscal year, when bulk concentrate contributed a higher proportion of sales.

Operating Costs

Operating costs increased by 30.2%, from $3,807,400 in the year ended July 31, 2006, to $4,956,100 in the year ended July 31, 2007. Within these aggregate operating costs, selling expenses increased by $329,000, to $899,100 in the current period compared with the prior fiscal year. The increase in selling expenses is primarily due to fees and stock option expense, and other costs associated with the introduction of silver dihydrogen citrate products to new partners. General and administrative expenses increased by $792,900, to $2,836,200 in the year ended July 31, 2007, compared with the year ended July 31, 2006. During the year ended July 31, 2007 we incurred non-cash expense of $793,900 for stock options granted to Officers and Directors during the year, based on their Black-Scholes valuation at the grant date, including a grant made to a new Director and stock awarded to Directors based on the market price of the common stock at the award date. No expense was recorded in the Statement of Operations for awards made to Officers and Directors for the prior fiscal year. In addition, increases in third party expenses for legal services, insurance and accounting in the year ended July 31, 2007 were offset by the issuance of stock options and recognition of other expenses in the year ended July 31, 2006 for investor relations and investment consulting services incurred in advance of our March 2006 private placement. In addition to the stock option and common stock awards made to Officers and Directors, we recognized stock option non-cash expense in general and administrative expenses for the year ended July 31, 2007 of $127,000. Research and development costs, including in-house costs, patent amortization, outside legal costs for maintaining approved patents, and product registration expenditures increased for the year ended July 31, 2007 by 2.3% to $1,220,800, compared with the prior fiscal year. During the year ended July 31, 2007, $25,300 of the costs charged to R&D related to manufacturing and R&D facility overheads incurred during periods in which we were designing and implementing new manufacturing and bottling processes. We do not currently expect our research and development expense to grow significantly in future periods, however if opportunities arise, particularly in the development and testing of new formulations, we will evaluate the need for additional research expenditures based on potential market sizes and our estimation of the likelihood of our technology achieving successful results.

Our loss from operations before taxes increased by $1,128,200, from a loss of $3,712,600 for the year ended July 31, 2006 to a loss of $4,840,800 for the year ended July 31, 2007.

Other Income

Other income was $156,300 greater for the year ended July 31, 2007 than in the prior year, of which $64,700 was driven by increased interest income from greater average cash balances. Additionally, income from legal settlements was partially offset by capital asset write-downs associated with discontinued software development projects and our facility reconstruction.

Income Taxes

The total income tax provision for each of the years ended July 31, 2007 and 2006 was $2,400, the minimum franchise tax paid to the State of California regardless of income or loss. Additionally, during the year ended July 31, 2006, we determined the actual income tax liability on the operation and sale of the Water Treatment Division for the year ended July 31, 2005 to be $129,990 less than had been estimated at the prior year’s balance sheet date, and therefore recorded an adjustment of this amount for the year ended July 31, 2006 on the face of the Statement of Operations as an additional income tax provision within continuing operations, with a corresponding and offsetting income tax benefit to discontinued operations. We had sold the assets of the Water Treatment Division to Maryland-based Innovative Medical Services, LLC in May 2005.

All other tax liabilities for the years ended July 31, 2007 and 2006 were offset by current period losses or available federal and California net operating loss carry-forwards. At July 31, 2007, we had federal and California tax net operating loss carry-forwards of approximately $18,855,300 and $8,758,700 respectively. At July 31, 2006, we had federal and California tax net operating loss carry-forwards of approximately $15,170,200 and $5,565,500 respectively. Realization of our deferred tax assets, which relate to operating loss carry-forwards and timing differences, is dependant on future earnings. The timing and amount of future earnings are uncertain and we therefore establish a valuation allowance. The increase in the valuation allowance on the deferred tax asset during the year ended July 31, 2007 was $2,102,200.

Net Income (Loss)

Our net loss after taxes increased by $972,000, from a net loss of $3,682,900 for the year ended July 31, 2006 to a net loss of $4,654,900 for the year ended July 31, 2007.

RESULTS OF OPERATIONS FOR THE YEAR ENDED JULY 31, 2006 VS. YEAR ENDED JULY 31, 2005

Revenues

For the year ended July 31, 2006, revenues were $200,400, a 29% increase from comparable bioscience segment revenues of $155,800 in the prior year, primarily due to sales of silver dihydrogen concentrate to strategic partners for evaluation and development purposes.

Gross Profit

Gross profit for the year ended July 31, 2006 was $94,700 versus $104,200 in the prior year, a decline of 9.1%. Our gross profit percentage declined from 67% in 2005 to 47% in 2006, primarily as during the year ended July 31, 2006 we absorbed the overhead costs of our manufacturing facility over a smaller number of products. During the year ended July 31, 2005 we absorbed such costs over the products of the Water Treatment Division in addition to our bioscience products, however the Water Treatment Division was sold in May 2005, prior to the year ended July 31, 2006.

Operating Costs

Operating costs increased from $3,115,400 in the year ended July 31, 2005, to $3,807,400 in the year ended July 31, 2006. Selling expenses increased by $142,700, to $570,200 in year ended July 31, 2006 compared with the prior fiscal year, primarily due to costs associated with the introduction of silver dihydrogen citrate products to new partners. General and administrative expenses increased by $712,500, to $2,043,300 in the year ended July 31, 2006, compared with the year ended July 31, 2005. The increase in expense was primarily due to expenses for investor relations and investment consulting services associated with our March 2006 private placement, investments in corporate infrastructure, and to a lesser extent, increases in insurance and accounting fees. Research and development expense declined by $163,200 or 12% over the same period, to $1,193,900 for the year ended July 31, 2006, primarily due to a reduction in patent related legal fees.

Net Loss From Continuing Operations

Our net loss from continuing operations before taxes, excluding earnings from the Water Treatment Division prior to its sale in May 2005, increased by $668,700, from a net loss of $3,011,800 for the year ended July 31, 2005 to a net loss of $3,680,500 for the year ended July 31, 2006. Of the loss before taxes in the period ending July 31, 2006, $1,001,100 is attributable to non-cash items: $743,800 of services and interest paid with stock and options, and $257,300 of amortization and depreciation. Of the loss in the year ended July 31, 2005, $1,076,469 is attributable to non-cash items: $808,139 of services and interest paid with stock and warrants and $268,330 of amortization and depreciation.

Discontinued Operations

Effective May 25, 2005, we sold the assets of the Water Treatment Division to Maryland-based Innovative Medical Services, LLC (“IMS LLC”) for $2,375,000. In the financial statements for the years ended July 31, 2005 and 2006 as presented herein, the results of operations of the Water Treatment Division are reported as a Discontinued Operation.

Upon the sale, IMS LLC assumed all liabilities associated with the Division. At the closing of the sale, we received $1,950,000 in cash and a promissory note in the amount of $425,000. In June, we received a cash payment of $225,000, and in August, subsequent to the end of the fiscal year ended July 31, 2005, we received the balance of $200,000 plus interest on the promissory note.

Subsequent to the sale of the Water Treatment Division we agreed to continue to fund the working capital of IMS LLC for a limited period of time. At July 31, 2005, we had funded $132,521 of working capital on IMS LLC’s behalf. In August, during the fiscal year ended July 31, 2006, in addition to the payment of the promissory note, IMS LLC reimbursed us for the working capital we had provided subsequent to the sale.

During the year ended July 31, 2006, we derived no income or expense from the Water Treatment Division. During the prior fiscal year, we received the benefit from the revenues and incurred the expenses of the Water Treatment Division through the date of the sale of the Division on May 25, 2005. Income from this operation for the year ended July 31, 2005 (effectively through May 25, 2005) consisted of revenues of $1,699,955, cost of sales of $937,958 and other costs of $251,586, resulting in a net income from discontinued operations before taxes of $510,411. Income tax related to the operation of the Division through May 25, 2005 was estimated to be approximately $230,500; however, this amount was offset by the realization of a corresponding tax benefit from current year losses and available net operating loss carry-forwards relating to our continuing operations. The realized gain to us on the sale of the Water Treatment Division, as shown in our statement of operations for the year ended July 31, 2005, was $2,187,136 before the effect of taxes. Earnings from the Water Treatment Division for the year ended July 31, 2005 prior to its sale in May 2005, were $510,400 before the effect of taxes.

Income Taxes

The net effect of taxes on the Consolidated Statements of Operations for each of the years ended July 31, 2006 and 2005 was a tax liability of $2,400, the minimum franchise taxes paid to the State of California regardless of income or loss.

The sale of the Water Treatment Division assets to Innovative Medical Services, LLC was a transaction taxable for United States federal and California income tax purposes. The estimated tax liability on the sale of the assets of the Water Treatment Division and on the income from the operation of the Division through May 25, 2005, were approximately $230,000 and $937,500 respectively; a total of approximately $1,167,500. This amount was offset by a tax benefit of approximately $1,167,500 from losses from continuing operations in the respective fiscal year, and available net operating loss carry-forwards. For the year ended July 31, 2005, the total estimated tax liability of $1,167,500 related to the discontinued operation was shown on the face of the statements of operations as “Income taxes on discontinued operations,” with a corresponding and offsetting “Income tax benefit” to continuing operations. During the year ended July 31, 2006, we determined the actual income tax on the operation and sale of the Division for the year ended July 31, 2005 to be approximately $1,037,500. An adjustment of approximately $130,000 is therefore shown on the face of the statements of operations for the year ended July 31, 2006 as “Income taxes on discontinued operations,” with a corresponding and offsetting “Income tax benefit” to continuing operations.

Net Income (Loss)

After the effect of taxes, our net loss for the year ended July 31, 2006 was $3,682,900. Our net loss for the year ended July 31, 2005, including the gain on the sale of the Water Treatment Division of $2,187,136 and the earnings from the Water Treatment Division prior to its sale of $510,400, the estimated tax liability for which was offset by a corresponding tax benefit from losses from continuing operations, was $317,100.

CONTRACTUAL OBLIGATIONS

At October 31, 2007, we had the following contractual obligations:

Payments due by Pay Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-Term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$683,780	$144,783	$307,172	$231,825	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Total	$683,780	$144,783	$307,172	$231,825	—

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

From time to time our investments may be exposed to market risk related to changes in interest rates. Our current investment policy is to maintain an investment portfolio consisting only of diversified institutional money market mutual funds investing in A-1 (S&P), Prime-1 (Moody’s) or F1 (Fitch) short-term corporate debt obligations; U.S. Treasury Securities, or United States Government obligations issued by or backed by a federal agency of the United States Government. We do not enter into investments for trading or speculative purposes, and our cash is deposited in and invested through highly rated financial institutions in the United States. While our available for sale securities are subject to interest rate risk and would fall in value if market interest rates increased, we estimate that the fair value of our investment portfolio would not decline by a material amount in the event of an increase in market interest rates. We therefore would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investments.

DIRECTORS AND EXECUTIVE OFFICERS

The Executive Officers and Directors of PURE Bioscience and their ages are as follows:

Name	Age	Position	Held Position Since
Michael L. Krall Andrew J. Buckland Donna Singer Gary Brownell, CPA Dennis Atchley, Esq. Greg Barnhill Dennis Brovarone Tommy G. Thompson Murray H. Gross Paul V. Maier	55 44 37 55 56 52 52 65 69 60	President, CEO, Chairman, Director CFO, Principal Accounting Officer Executive Vice President, Director Director Secretary Director Director Director Director Director	1992 2005 1998 1996 1996 2001 1996 2006 2007 2008

The Directors serve until their successors are elected by the shareholders. Vacancies on the Board of Directors may be filled by appointment of the majority of the continuing Directors. Mr. Gross was appointed by the Board in June 2007. The Executive Officers serve at the discretion of the Board of Directors except as subject to the employment agreement with Mr. Krall.

Business Experience

DENNIS B. ATCHLEY, ESQ. Mr. Atchley is the Secretary of PURE Bioscience and currently practices as a sole practitioner in Oceanside, California handling corporate and business related litigation matters. A 1973 graduate of Loyola Marymount University in Los Angeles and a 1976 graduate of California Western School of Law in San Diego, California, Mr. Atchley is a member of the California Bar, the San Diego County Bar Association, and the Consumer Attorneys of San Diego.

GREGORY H. BARNHILL Mr. Barnhill is a Partner and member of the Board of Brown Advisory Securities, LLC. Previously, Mr. Barnhill served as Managing Director of North American Equity Sales at Deutsche Banc Alex.Brown Inc., Baltimore, MD. He joined the firm in 1975, following his graduation from Brown University with an AB degree in economics.

DENNIS BROVARONE Mr. Brovarone has been practicing corporate and securities law since 1986 and as a sole practitioner since 1990. He was elected to the Company’s Board of Directors in April 1996. From January 2002 to September 2007, Mr. Brovarone served on the Board of Directors of Shannon International, Inc., a publicly held Nevada corporation.

GARY W. BROWNELL Mr. Brownell served as the CFO for PURE Bioscience from 1996 through June 2005 and has been a Director of PURE Bioscience since 1996.

ANDREW J. BUCKLAND Mr. Buckland joined PURE Bioscience as its Chief Financial Officer in 2005. Prior to joining PURE, Mr. Buckland served as Vice President of Finance at Cardionet, Inc. Previous to that, Mr. Buckland served as Chief Financial Officer and as Chief Accounting Officer of Advanced Tissue Sciences, a public biotechnology company based in San Diego. He earned an MBA from the University of California, Irvine and a BA (with Honors) from the University of the West of England Business School.

MICHAEL L. KRALL Mr. Krall is the President, CEO and Chairman of the Board of Directors of PURE Bioscience, a position he has held since 1993.

DONNA M. SINGER Ms. Singer is the Executive Vice President of PURE Bioscience and has been a Director since 1997. From 1996-1998, Ms. Singer served as Vice President of Operations for the Company.

TOMMY G. THOMPSON Secretary Thompson is currently the Independent Chairman of the Deloitte Center for Health Solutions, a partner at the law firm of Akin Gump Strauss Hauer & Feld, and President of Logistics Health Incorporated. Secretary Thompson served as HHS Secretary from 2001 to 2005 and as Governor of Wisconsin from 1987-2001. Secretary Thompson also serves as a Director on the Boards of Centene Corporation and CR Bard, Inc.

MURRAY H. GROSS Mr. Gross currently serves as Chairman and Chief Executive Officer of U.S. Home Systems, Inc. In addition to his current positions at USHS, Gross served as President, CEO and a Director since the company’s inception in January 1997. Prior to USHS, Mr. Gross joined Facelifters in 1987 as Vice President and Director and was named President and COO in 1990. Facelifters was acquired by AMRE (a NYSE listed company) in 1996. He was Vice President and served as a Director of AMRE until founding USHS in 1997.

PAUL V. MAIER Mr. Maier served as Vice President, Chief Financial Officer and became Senior Vice President, Chief Financial Officer of Ligand Pharmaceutical Incorporated from 1992 t0 2007. Prior to Ligand Pharmaceutical, Mr. Maier served as Vice President, Finance at DFS West, a division of DFS Group, L.P., a private multinational retailer from October 1990 to October 1992. From February 1990 to October 1990, Mr. Maier served as Vice President and Treasurer of ICN Pharmaceuticals, Inc., a pharmaceutical and biotechnology research products company. Mr. Maier held various positions in finance and administration at SPI Pharmaceuticals, Inc., a publicly held subsidiary of ICN Pharmaceuticals Group, from 1984 to 1988, including Vice President, Finance from February 1984 to February 1987. Mr. Maier is a member of the board of directors of International Stem Cell Corporation. Mr. Maier received an M.B.A. from Harvard Graduate School of Business and a B.S. from Pennsylvania State University.

Family Relationships

There is no family relationship between any Director, executive or person nominated or chosen by PURE Bioscience to become a Director or Executive Officer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Our Compensation Program
The following Compensation Discussion and Analysis (CD&A) provides information on the compensation programs established for our “Named Executive Officers” during our fiscal year ended July 31, 2007. All information provided herein should be read in conjunction with the tables provided below.

Our Board of Directors is responsible for establishing, implementing and monitoring the policies governing compensation for our executives. Currently our Board does not have a compensation committee. Michael L. Krall, our President, Chief Executive Officer and Chairman of our Board of Directors is one of seven Directors able to vote on matters of compensation. However it has been the practice of the Board to make decisions related to Mr. Krall’s compensation independent of Mr. Krall. We are not currently under any legal obligation to establish a compensation committee and have elected not to do so at this time. In the future, we may establish a compensation committee if the Board determines it to be advisable or we are otherwise required to do so by applicable law, rule or regulation. During the year ended July 31, 2007 our Board did not employ any outside consultants to assist in carrying out its responsibilities with respect to executive compensation, although we have access to general executive compensation information regarding both local and national industry compensation practices. In future periods we intend to participate in regional and national surveys that benchmark executive compensation by peer group factors such as company size, annual revenues, market capitalization and geographical location.

The employment market in San Diego County is very competitive due to the number of biotechnology companies in the region with whom we compete to attract and retain executive and other staff with the requisite skills and experience to carry out our strategy and to maintain compliance with multiple Federal and State regulatory agencies. Many of these companies have significantly greater economic resources than our own. Our Board has recognized that our compensation packages must be able to attract and retain highly talented individuals that are committed to our goals and objectives, without at this time paying cash salaries that are competitive with some of our peers with greater economic resources. Our compensation structure is weighted towards equity compensation in the form of options to acquire common stock, which the Board believes motivates and encourages executives to pursue strategic opportunities while managing the risks involved in our current business stage, and aligns compensation incentives with value creation for our shareholders.

Components of Our Executive Compensation Program
Our executive compensation program incorporates components we believe are necessary in order for the Company to provide a competitive compensation package relative to our peers and to provide an appropriate mix between short-term and long-term cash and non-cash compensation. Elements of our executive compensation are listed below:

•	Base Salary
•	Stock Awards
•	Other benefits available to all employees
•	Items specific to our President and Chief Executive Officer per an employment agreement

Base Salary:   Our salary structure for employees and executives is based on skill set, knowledge and responsibilities. Base salaries may be adjusted periodically to reflect current market levels. Salaries for new personnel are determined in part by experience and our need to fill a particular skill set within the company. During the year ended July 31, 2007 none of our Named Executive Officers received a salary increase.

Stock Awards:   A portion of compensation paid to our executives is equity based. We believe equity compensation helps align the interests of our executives with the interests of our shareholders. In that regard, our executives’ compensation is subject to downside risk in the event that our common stock price decreases. In addition, we believe stock awards provide incentives to aid in the retention of key executives.

Other Benefits:   Our Executive Officers and employees receive the following benefits: health and dental insurance; life insurance; and the ability to participate in a small SEP retirement program (the Company has never matched contributions or a portion of contributions to the SEP retirement program). We believe our current benefit package is competitive with other similar companies in our region.

Employment Agreement: In April 1996, the Board of Directors approved a five-year employment agreement for Michael Krall, our President and Chief Executive Officer. Mr. Krall receives a salary that is determined from time to time by the Board of Directors plus an amount equal to 3% of PURE Bioscience’s net income before taxes, if any, plus other benefits including a car allowance of $500 per month. The Board of Directors has extended Mr. Krall’s employment agreement each year subsequent to the original term. In May 2005, the Board of Directors approved a salary of $200,000 per year for Mr. Krall, which has remained unchanged.

Summary Compensation Table

The following table contains information with respect to compensation earned for the year ended July 31, 2007 by our Chief Executive Officer, Chief Financial Officer, and our Executive Vice President (our Named Executive Officers):

Summary Compensation Table for the Year Ended July 31, 2007

Name and Principal Position	Fiscal Year	Salary ($)(1)		Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)

Michael Krall	2007	206,000	(4)	—	—	78,033	—	—	13,334	297,367
President and
Chief Executive
Officer

Andrew Buckland	2007	175,000		—	—	78,033	—	—	—	253,033
Chief Financial
Officer

Donna Singer	2007	150,000		—	—	78,033	—	—	—	228,033
Executive Vice
President and
Assistant Secretary

(1)	Represents amounts actually earned during the year ended July 31, 2007, and does not include payments made during the year ended July 31, 2007 for amounts accrued and earned in prior years, such as accrued vacation.

(2)	Amount reflects the stock-based compensation expense recognized for financial reporting purposes for the fiscal year ended July 31, 2007, in accordance with SFAS 123(R). Assumptions underlying these amounts are detailed in Note 7 to the consolidated financial statements.

(3)	Amount reflects the cost of benefits paid by the Company on behalf of our Chief Executive Officer for health, dental, vision and life insurance. Benefits paid by the Company for the other Named Executive Officers did not meet the reporting threshold of $10,000.

(4)	Total includes a $6,000 vehicle allowance based on the terms of Mr. Krall’s employment contract, earned during the year ended July 31, 2007.

Grants of Plan-Based Awards
The following table shows information regarding grants of plan-based awards made to our Named Executive Officers for the year ended July 31, 2007:

Name and Principal Position	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Value of Stock and Option Awards (2)
Michael Krall	5/23/2007	50,000	3.00	78,033
President and
Chief Executive Officer

Andrew Buckland	5/23/2007	50,000	3.00	78,033
Chief Financial Officer

Donna Singer	5/23/2007	50,000	3.00	78,033
Executive Vice President
and Assistant Secretary

(1)	The exercise price of the stock option award is greater than the fair market value of the stock on grant date. All option awards to Named Executive Officers were issued under the 2007 Equity Incentive Plan approved by shareholders during the year ended July 31, 2007.
(2)	Amount reflects the stock-based compensation expense recognized for financial reporting purposes for the year ended July 31, 2007, in accordance with SFAS 123(R). Assumptions underlying these amounts are detailed in Note 7 to the consolidated financial statements.

Outstanding Equity Awards at Fiscal Year-End
The following table shows information regarding unexercised stock options held by our Named Executive Officers as of July 31, 2007:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (# Exercisable)		Number of Securities Underlying Unexercised Options (# Unexercised)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested ($)	Market Value of Shares or Units of Stock That Have Not Vested (#)
Michael Krall	50,000		-	$0.53	01/10/08	-	-
	450,000		-	$0.53	12/19/08	-	-
	350,000		-	$0.53	12/20/09	-	-
	150,000		-	$0.53	01/07/11	-	-
	550,000		-	$1.65	04/21/11	-	-
	50,000	(2)	-	$3.00	05/23/12	-	-

Andrew Buckland	150,000		-	$0.85	08/02/10	-	-
	200,000		-	$1.65	04/21/11	-	-
	50,000	(2)	-	$3.00	05/23/12	-	-

Donna Singer	50,000		-	$0.53	01/10/08	-	-
	150,000		-	$0.53	12/19/08	-	-
	250,000		-	$0.53	12/20/09	-	-
	150,000		-	$0.53	01/07/11	-	-
	500,000		-	$1.65	04/21/11	-	-
	50,000	(2)	-	$3.00	05/23/12	-	-

(1)	All stock options for our Named Executive Officers were fully vested as of July 31, 2007.

(2)	During our fiscal year ended July 31, 2007 each Named Executive Officer was granted options on 50,000 shares of common stock. The grant date fair value is reported on the Summary Compensation Table for Fiscal Year 2007 shown above and further detailed in Note 7 to the consolidated financial statements. All options issued to Named Executives during the year ended July 31, 2007 were fully vested on grant date.

Option Exercises and Stock Vested

The following table shows information regarding options exercised by our Named Executive Officers during the year ended July 31, 2007:

	Option Awards				Stock Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michel Krall	75,234	(1)	173,038		-	-
Andrew Buckland	50,000		135,000	(2)	-	-
Donna Singer	75,234	(3)	173,038		-	-

(1)	Acquired as a net exercise on options which were to expire and which were issued under the 2002 Non-Qualified Stock Option Plan. Options on 100,000 shares under this plan were exercised, resulting in the issuance of 75,234 shares of common stock.

(2)	Computed by multiplying the number of shares by the closing market price of our common stock on the date of exercise less the exercise price per share.

(3)	Acquired as a net exercise on options which were to expire and which were issued under the 2002 Non-Qualified Stock Option Plan. Options on 100,000 shares under this plan were exercised, resulting in the issuance of 75,234 shares of common stock.

Post-Employment Compensation
None.

Pension Benefits
None.

Nonqualified Deferred Compensation
None.

Compensation of Directors
Directors are entitled to receive $300 plus reimbursement for all out-of-pocket expenses incurred for attendance at Board of Directors meetings. Directors, upon joining the Board, each receive an option on 100,000 shares at fair market value. Upon each subsequent anniversary thereof, each such Director will receive an option to purchase 50,000 shares of common stock at fair market value. The Plans also give the Administrative Committee discretion to award additional options. The Board of Directors as a whole acts as the Administrative Committee for the Plans.

Compensation earned by our non-employee Directors for the year ended July 31, 2007 was as follows:

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All other Compensation ($)	Total ($)

Tommy Thompson	150,000	88,800	—	—	—	—	238,800

Dennis Brovarone	48,106	—	78,033	—	—	—	126,139

Gary Brownell	5,000	—	78,033	—	—	—	83,033

Greg Barnhill	—	88,800	—	—	—	—	88,800

Murray Gross	—	—	187,072	—	—	—	187,072

Michael Sitton (5)	37,500	—	19,237	—	—	—	56,737

(1)	All fees earned or paid in cash during the year ended July 31, 2007 were for services or consulting provided to the Company other than as a Director.
(2)	Amount represents the value of 30,000 shares of common stock granted to two Directors of the Company, valued at $177,600 based on the market price of our common stock at the time of grant. The Directors elected to receive common stock in lieu of common stock options with an approximately equivalent value at the time of grant.
(3)	Amount represents compensation costs recognized by us during the year ended July 31, 2007 related to stock option awards granted to non-employee Directors as described in SFAS 123(R). Assumptions underlying these amounts are detailed in Note 7 to the consolidated financial statements.
(4)	The aggregate number of stock and stock option awards outstanding at July 31, 2007 for each Director was as follows: Tommy Thompson (630,000); Dennis Brovarone (935,000); Dennis Atchley (415,000); Gary Brownell (900,000); Greg Barnhill (716,000); Murray Gross (100,000).
(5)	During the first quarter of the year ended July 31, 2007, Mr. Michael Sitton resigned from our Board of Directors. At that time, the Board agreed to modify the terms of a stock option agreement for 100,000 shares of common stock, and we expensed $19,237 to general and administrative expense based on this modification, in accordance with SFAS 123(R).

CORPORATE GOVERNANCE

Audit Committee

The Board of Directors does not have an audit committee. The functions of the audit committee are currently performed by the entire Board of Directors. PURE Bioscience is under no legal obligation to establish an audit committee and has elected not to do so at this time so as to avoid the time and expense of identifying independent Directors willing to serve on the audit committee. PURE Bioscience may establish an audit committee in the future if the Board determines it to be advisable or we are otherwise required to do so by applicable law, rule or regulation.

As the Board of Directors does not have an audit committee, it therefore has no designated “audit committee financial expert” within the meaning of Section 407 of Regulation S-K. In general, an “audit committee financial expert” is an individual member of the audit committee who understands Generally Accepted Accounting Principles and financial statements; is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements; understands internal controls over financial reporting, and understands audit committee functions.

Board of Directors Independence

Four of our Directors, Gregory Barnhill, Dennis Brovarone, Murray Gross and Paul Maier are “independent” within the meaning of definitions established by the Securities and Exchange Commission or any self-regulatory organization. PURE is not currently subject to any law, rule or regulation requiring that all or any portion of its Board of Directors include “independent” Directors.

Compliance with Section 16(a) of Securities Exchange Act of 1934

To our knowledge, during the fiscal year ended July 31, 2007, our Directors and Officers complied with all applicable Section 16(a) filing requirements. This statement is based solely on a review of the copies of such reports that reflect all reportable transactions furnished to us by our Directors and Officers and their written representations that such reports accurately reflect all reportable transactions.

Code of Ethics

Under the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission’s related rules, PURE Bioscience is required to disclose whether it has adopted a code of ethics that applies to PURE’s Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or Controller or persons performing similar functions. We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and other Officers, legal counsel and to any person performing similar functions. We have made the code of ethics available and intend to provide disclosure of any amendments or waivers of the code within five business days after an amendment or waiver on our website, www.purebio.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of the Company’s common stock beneficially owned as of January 22, 2008 by individual Directors and Executive Officers and by all Directors and Executive Officers of the Company as a group. Based upon a review of the Company’s shareholders list as of January 22, 2008, other than Michael L. Krall, President and CEO, there are no registered holders of five percent or more of the Company’s common stock. As of January 22, 2008, there were 27,708,083 shares outstanding.

Name and Address of Beneficial Owner	Title	Common Stock Ownership	Percentage of Shares Outstanding (%)
Dennis Atchley
1725 Gillespie Way
El Cajon, CA 92020

Gregory Barnhill
1725 Gillespie Way
El Cajon, CA 92020

Dennis Brovarone
1725 Gillespie Way
El Cajon, CA 92020

Gary Brownell
1725 Gillespie Way
El Cajon, CA 92020

Andrew J. Buckland
1725 Gillespie Way
El Cajon, CA 92020

Murray H. Gross
1725 Gillespie Way
El Cajon, CA 92020

Michael L. Krall
1725 Gillespie Way
El Cajon, CA 92020

Paul V. Maier
1725 Gillespie Way
El Cajon, CA 92020

Donna Singer
1725 Gillespie Way
El Cajon, CA 92020

Tommy G. Thompson
1725 Gillespie Way
El Cajon, CA 92020

Directors and Officers as a Group
(11 individuals)	Secretary Director Director Director Chief Financial Officer Director President, CEO/Chairman Director Executive VP, Director Director	519,429 (1) 1,009,400 (2) 1,104,405 (3) 1,038,872 (4) 402,943 (5) 114,000 (6) 2,289,179 (7) 100,000 (8) 1,246,725 (9) 630,000 (10) 8,454,943 (11, 12)	1.85 3.56 3.86 3.64 1.43 0.41 7.82 0.36 4.33 2.23 24.80

(1)	Includes presently exercisable options to acquire up to 365,000 shares.
(2)	Includes presently exercisable options to acquire up to 636,000 shares.
(3)	Includes presently exercisable options to acquire up to 885,000 shares.
(4)	Includes presently exercisable options to acquire up to 850,000 shares.
(5)	Includes presently exercisable options to acquire up to 400,000 shares.
(6)	Includes presently exercisable options to acquire up to 100,000 shares.
(7)	Includes presently exercisable options to acquire up to 1,550,000 shares.
(8)	Includes presently exercisable options to acquire up to 100,000 shares.
(9)	Includes presently exercisable options to acquire up to 1,100,000 shares.
(10)	Includes presently exercisable options to acquire up to 500,000 shares.
(11)	Includes presently exercisable options held by all of the above Officers and Directors to acquire up to 6,486,000 shares.
(11)	As of January 22, 2008, the Directors and Officers have a right to acquire these shares within 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the quarter ended January 31, 2006, we entered into a two-year consulting agreement with Mr. Michael Sitton for domestic and international business development, the compensation for which is a fee of $12,500 per month and an option on two million shares of unregistered common stock, which vest over three years. We also entered into a two-year consulting agreement with Secretary Tommy Thompson, for domestic and international business development, the compensation for which is a fee of $12,500 per month and an option on three hundred thousand shares of unregistered common stock, which vest over three years. Mr. Sitton subsequently transferred the rights to 700,000 options to Secretary Thompson. Mr. Sitton was therefore the beneficial owner of 1,300,000, and Secretary Thompson the beneficial owner of 1,000,000 of these options. Mr. Sitton and Secretary Thompson were each elected to our Board of Directors during the quarter ended January 31, 2006; however, during the first quarter of the year ended July 31, 2007 Mr. Sitton resigned from the Board of Directors.

EXPERTS AND INTEREST OF NAMED COUNSEL

The consolidated financial statements as of July 31, 2007, and for the year then ended, included in this prospectus have been audited by Mayer Hoffman McCann P.C., an independent registered public accounting firm, as stated in their report appearing herein and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Miller and McCollom, Lakewood, Colorado, our previous independent registered public accounting firm, has audited our financial statements for the fiscal years ended July 31, 2006 and 2005 included in this prospectus and registration statement to the extent and for the periods set forth in its audit report. Miller and McCollom has presented its report with respect to our audited financial statements. We have included these financial statements in the prospectus in reliance on the report of Miller and McCollom, given on its authority as experts in account and auditing.

Dennis Brovarone, Esq., 1725 Gillespie Way, El Cajon, California, is a Director of PURE Bioscience. Mr. Brovarone served as our expert in connection with the registration statement, has passed on the legality of the common stock offered by this prospectus and received a $20,000 fee in connection with the registration statement and this prospectus.

CHANGES IN ACCOUNTANTS

On September 20, 2007, our Board of Directors agreed to accept the resignation of Miller and McCollom, Certified Public Accountants, as auditors of our financial statements. On that same date, the Board engaged Mayer Hoffman McCann P.C., to serve as the independent registered public accounting firm to audit our financial statements and to serve as our independent registered public accounting firm for the fiscal year ended July 31, 2007.

The reports of Miller and McCollom on our consolidated financial statements as of and for the fiscal years ended July 31, 2006 and July 31, 2005 and any subsequent interim period through the date of engagement of Mayer Hoffman McCann P.C., did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the two fiscal years ended July 31, 2006 and July 31, 2005 and any subsequent interim period through the date of engagement of Mayer Hoffman McCann P.C., there were no (1) disagreements with Miller and McCollom on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Miller and McCollom’s satisfaction, would have caused Miller and McCollom to make reference thereto in its report on the financial statements for such years, or (2) reportable events described under Item 304(a)(1)(iv)(B) of Regulation S-B.

During the two fiscal years ended July 31, 2006 and July 31, 2005 and the subsequent interim period through the engagement of Mayer Hoffman McCann P.C., we did not consult with Mayer Hoffman McCann P.C. regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation and Bylaws include an indemnification provision under which we have agreed to indemnify our directors and officers from and against certain claims arising from or related to future acts or omissions as a director or officer. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
PURE Bioscience

We have audited the accompanying consolidated balance sheet of PURE Bioscience as of July 31, 2007, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PURE Bioscience as of July 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Mayer Hoffman McCann P.C.
San Diego, California
October 26, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors
PURE Bioscience

We have audited the accompanying consolidated balance sheets of PURE Bioscience as of July 31, 2006 and 2005, and the related statements of operations, stockholders’ equity and cash flows for the years ended July 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PURE Bioscience and the results of its operations and its cash flows for the years ended July 31, 2006 and 2005, in conformity with generally accepted accounting principles in the United States of America.

/s/ MILLER AND McCOLLOM
MILLER AND McCOLLOM
Certified Public Accountants
4350 Wadsworth Boulevard, Suite 300
Wheat Ridge, Colorado 80033
October 25, 2006

PURE Bioscience

CONSOLIDATED BALANCE SHEETS

	July 31,
	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$735,654	$4,720,362
Short-term investments	708,058	—
Accounts receivable, net of allowance for doubtful accounts
of $0 at July 31, 2006 and $0 at July 31, 2007	7,548	58,075
Inventories, net	242,899	171,939
Prepaid expenses	—	116,242

Total current assets	1,694,159	5,066,618

Total property, plant and equipment, net	968,737	353,272

Other Assets
Prepaid consulting	13,011	398,915
Deposits	9,744	9,744
Patents	2,176,388	2,136,725

Total other assets	2,199,143	2,545,384

Total assets	$4,862,039	$7,965,274

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$422,753	$334,040
Accrued liabilities	77,228	75,448
Taxes payable	2,400	2,400

Total current liabilities	502,381	411,888

Total liabilities	502,381	411,888

Stockholders' Equity
Preferred Stock, no par value:
5,000,000 shares authorized, no shares issued	—	—
Class A common stock, no par value:
50,000,000 shares authorized
23,983,002 issued and outstanding at July 31, 2006, and
24,961,805 issued and outstanding at July 31, 2007	26,519,543	25,801,653
Additional Paid-In Capital	2,486,829	1,743,570
Warrants:
391,698 issued and outstanding at July 31, 2006 and 2007	245,825	245,825
Accumulated deficit	(24,892,539)	(20,237,662)

Total stockholders' equity	4,359,658	7,553,386

Total liabilities and stockholders' equity	$4,862,039	$7,965,274

The accompanying notes are an integral part of the consolidated financial statements

PURE Bioscience

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended July 31,
	2007	2006	2005
Net revenues	$336,392	$200,432	$155,806
Cost of sales	221,108	105,722	51,594

Gross profit	115,284	94,710	104,212

Selling expenses	899,145	570,155	427,452
General and administrative expenses	2,836,224	2,043,307	1,330,828
Research and development	1,220,764	1,193,894	1,357,112

Total operating expenses	4,956,133	3,807,356	3,115,392

Loss from operations	(4,840,849)	(3,712,646)	(3,011,180)

Other income and (expense):
Interest income	150,878	86,174	146,174
Interest expense	—	(460)	(109,608)
Other	37,494	(53,594)	(37,204)

Total other income (expense)	188,372	32,120	(638)

Loss from continuing operations before income taxes	(4,652,477)	(3,680,526)	(3,011,818)
Income tax provision	(2,400)	(132,390)	1,164,688

Loss from continuing operations	(4,654,877)	(3,812,916)	(1,847,130)
Discontinued operations:
Gain on sale of Water Treatment Division	—	—	2,187,136
Income from operation of Water Treatment Division	—	—	510,411
Income taxes on discontinued operations	—	129,990	(1,167,487)

Income from discontinued operations	—	129,990	1,530,060

Net loss	$(4,654,877)	$(3,682,926)	$(317,070)

Net loss per common share, basic and diluted
Continuing operations	$(0.19)	$(0.19)	$(0.11)
Discontinued operations	—	0.01	0.09

Net Loss	$(0.19)	$(0.18)	$(0.02)

The accompanying notes are an integral part of the consolidated financial statements

PURE Bioscience

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended July 31,
	2007	2006	2005
Cash flows from operating activities:

Net loss	$(4,654,877)	$(3,682,926)	$(317,070)

Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization and depreciation	257,086	257,307	268,330
Impairment of capitalized assets	167,643	—	—
Stock-based compensation	1,371,863	743,843	808,139
Pre-tax income from discontinued operations	—	—	(510,411)
Pre-tax gain on sale of discontinued operations	—	—	(2,187,136)
Changes in assets and liabilities:
Accounts receivable	50,527	15,185	32,705
Other receivables and interest receivable	—	135,338	189,032
Notes and other amounts receivable (Water Treatment Division sale)	—	200,000	—
Prepaid expense	116,242	(43,898)	(72,344)
Inventories	(70,960)	(119,879)	120,874
Accounts payable and accrued cash liabilities	90,492	58,987	(1,229,548)
Income tax payable	—	(400)	100

Net cash (used) in operating activities	(2,671,984)	(2,436,443)	(2,897,329)

Cash flows from investing activities

Investment in patents	(204,188)	(111,113)	(118,913)
Purchase of property, plant and equipment	(875,668)	(270,788)	(94,963)
Change in short-term investments	(708,058)	—	—

Net cash (used) in investing activities	(1,787,914)	(381,901)	(213,876)

Cash flows from financing activities

Payment of notes payable	—	—	(300,000)
Proceeds from short-term loans	—	80,000	90,000
Payment of short-term loans	—	(80,000)	(690,000)
Proceeds from sale of common stock	475,190	7,132,818	1,681,000

Net cash provided by (used in) financing activities	475,190	7,132,818	781,000

Proceeds from sale of Water Treatment Division	—	—	2,175,000
Cash flows from operation of Water Treatment Division	—	—	543,727

Net cash from discontinued operations	—	—	2,718,727

Net increase (decrease) in cash and cash equivalents	$(3,984,708)	$4,314,474	$388,522

Cash and cash equivalents at beginning of period	4,720,362	405,888	17,366

Cash and cash equivalents at end of period	$735,654	$4,720,362	$405,888

Supplemental disclosures of cash flow information
Cash paid for taxes	$2,400	$6,189	$3,416
Cash paid for interest	$—	$460	$149,835

The accompanying notes are an integral part of the consolidated financial statements

PURE Bioscience

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Warrants		Accumulated	Total Stockholders'
	Shares	Amount	Capital	Shares	Amount	Deficit	Equity
Balance, July 31, 2004	15,547,310	$17,490,239	$343,900	1,385,223	$837,894	$(16,237,666)	$2,434,367

Shares reacquired for trust deed	(2,000,000)	(1,735,700)	—	—	—	—	(1,735,700)
Private placements	2,739,996	1,337,779	—	112,500	21,547	—	1,359,326
Shares issued for patent rights	200,000	90,000	—	—	—	—	90,000
Stock options issued for services	—	—	396,043	—	—	—	396,043
Shares issued for services	896,000	540,443	—	142,000	23,827	—	564,270
Options exercised	330,000	169,500	—	—	—	—	169,500
Expired / terminated warrants	—	684,797	—	(998,794)	(684,797)	—	—
Net loss	—	—	—	—	—	(317,070)	(317,070)

Balance, July 31, 2005	17,713,306	18,577,058	739,943	640,929	198,471	(16,554,736)	2,960,736

Private placements	4,992,208	6,530,755	—	355,698	235,854	—	6,766,609
Common stock issued for services	75,000	139,130	—	—	—	—	139,130
Stock options issued for services	—	—	1,003,627	—	—	—	1,003,627
Stock options exercised	1,002,488	366,210	—	—	—	—	366,210
Expired / terminated warrants	—	69,013	—	(304,929)	(69,013)	—	—
Exercised warrants	200,000	119,487	—	(300,000)	(119,487)	—	—
Net loss	—	—	—	—	—	(3,682,926)	(3,682,926)

Balance, July 31, 2006	23,983,002	25,801,653	1,743,570	391,698	245,825	(20,237,662)	7,553,386

Common stock issued for services	30,000	65,100	—	—	—	—	65,100
Stock options issued for services	—	—	91,290	—	—	—	91,290
Share-based compensation - options	—	—	651,969	—	—	—	651,969
Share-based compensation - stock grants	60,000	177,600	—	—	—	—	177,600
Stock options exercised	978,803	475,190	—	—	—	—	475,190
Canceled shares	(90,000)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(4,654,877)	(4,654,877)

Balance, July 31, 2007	24,961,805	$26,519,543	$2,486,829	391,698	$245,825	$(24,892,539)	$4,359,658

The accompanying notes are an integral part of the consolidated financial statements

Notes to Consolidated Financial Statements

Note 1.   Organization and Summary of Significant Accounting Policies

This summary of significant accounting policies of PURE Bioscience (formerly Innovative Medical Services) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to Generally Accepted Accounting Principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Business Activity

PURE Bioscience was incorporated as Innovative Medical Services in San Diego, California on August 24, 1992 as a provider of pharmaceutical water purification products. In September 2003, the Company’s shareholders approved a change in the name of the corporation, to PURE Bioscience.

In October 1998, the Company formed a subsidiary, EXCOA Nevada to purchase the assets of Export Company of America, Inc. (EXCOA), a privately held Fort Lauderdale, Florida-based distributor of disposable medical, dental and veterinary supplies. The major asset of this company was its 45% interest in Ampromed Comercio Importacao E Exportacao Ltda (AMPROMED), a Rio de Janeiro-based import company that sells medical, dental and veterinary supplies and water filtration products to practitioners, retail outlets and government agencies. We acquired the remaining 55% interest in AMPROMED from a private individual and transferred it to EXCOA Nevada.

In November 2000, PURE Bioscience acquired 100% of the stock of ETIH2O, Inc., a privately held technology corporation that developed silver dihydrogen citrate and its associated brands, Axenohl and Axen.

Subsequent to the acquisition of ETIH2O, our business activity was divided into two basic business segments, the Bioscience Division and the Water Treatment Division. In May 2005, we sold the assets of our Water Treatment Division to Maryland-based Innovative Medical Services, LLC, and since this time our business has consisted of a single Bioscience Division, engaged in the development, production, sale and licensing of silver ion bioscience technologies and boric acid based pesticides.

Basis of Presentation and Principles of Consolidation

The accompanying financial statements include the consolidated accounts of PURE Bioscience and its subsidiaries. All inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain comparative figures for prior periods have been reclassified to conform to the current year presentation. Specifically, we have reclassified $1,743,600 from Common Stock to Additional Paid-In Capital on the consolidated balance sheets and statements of stockholders’ equity at July 31, 2006, and $739,943 from Common Stock to Additional Paid-In Capital on the statements of stockholders’ equity at July 31, 2005. These amounts relate to the fair value of common stock options issued for services in the periods prior to August 1, 2006. Additionally, we have consolidated amounts of $(2,400) and $(129,990) recorded on separate lines within the statements of operations for the year ended July 31, 2006 related to tax provisions for continued operations, into one “Income tax provision” of $(132,390). See Note 9 for a further description of this tax provision.

Revenue Recognition

During the periods presented herein our revenue was derived from the sale of SDC concentrate, the sale of finished packaged products containing SDC, the sale of SDC blending systems, and the sale of products in our Innovex® line of pest control products. We recognize revenue from sales of these products under the provisions of Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, which is generally when we ship the products free on board from either our facility or from third party packagers, we have transferred title to the goods, and we have eliminated our risk of loss.

Revenue was recognized for products and Customer Service Plans within the Water Treatment Division, prior to its divestiture in May 2005, as revenue from discontinued operations. Customer acceptance provisions and installation procedures accompanying delivery were minor in nature, and we did not experience any material expense in satisfying warranties and returns. Most of the Division’s chain customers had entered into multi-year contracts for the Customer Service Plan 2000. The Plan provided an extended warranty on Fillmaster pharmacy products; significant discounts on maintenance item costs; free software upgrades for the Fillmaster 1000e and Scanmaster; automatic replacement filter shipments; and simplified, annual invoicing. When the customer bought a dispenser on the Customer Service Plan 2000 it agreed to pay a fixed annual fee that covered replacement filters and parts. The filters were normally replaced once a year. In order to match income with related costs, and for simplicity in accounting and billing, we billed the customer the annual fee and recognized revenue in the same month that we shipped replacement filters to the store. This was done one year after the store was added to the Plan and each year thereafter. Subsequent to the sale of the Water Treatment Division in May 2005, we no longer recognized revenue for Fillmaster or Scanmaster products or Customer Service Plans.

Accounts Receivable

We generally sell on terms of cash or net 30 days. Invoices not paid within stated terms are considered delinquent. We analyze our accounts receivable periodically and recognize an allowance for doubtful accounts based on estimated collectibility, however at July 31, 2007 and 2006 we deemed all customer accounts to be collectable and therefore recorded no such allowance.

Intangible Assets / Long-Lived Assets

Our intangible assets primarily consist of the worldwide patent portfolio of our silver ion technologies, and to a lesser extent our Triglycylboride technology. Outside legal costs and filing fees related to obtaining patents are capitalized as incurred. The total amounts capitalized for pending patents was $204,200, $111,100 and $118,913 for the fiscal years ended July 31, 2007, 2006 and 2005, respectively. Patents are stated net of accumulated amortization of $988,742, $824,217 and $576,283 at July 31, 2007, 2006 and 2005 respectively.

The cumulative cost of acquiring patents is amortized on a straight-line basis over the estimated remaining useful lives of the patents, generally between 17 and 20 years from the date of issuance. At July 31, 2007 the weighted average remaining amortization period for all patents was approximately 12.5 years. Amortization expense for the years ended July 31, 2007, 2006 and 2005 was $164,500, $157,400 and $158,146 respectively, and the estimated amortization expense over each of the next five years is as follows:

Year Ended July 31	Estimated Amortization
2008 2009 2010 2011 2012	$ 182,000 $ 193,000 $ 206,000 $ 220,000 $ 235,000

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, our long-lived assets and amortizable intangible assets are tested for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We assess the recoverability such assets by determining whether their carrying value can be recovered through undiscounted future operating cash flows, including our estimates of revenue driven by assumed market segment share and estimated costs. If impairment is indicated, we measure the amount of such impairment by comparing the fair value to the carrying value, however during the fiscal years ended July 31, 2006 and 2007 there have been no indicators of impairment.

Accounting for Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) revised SFAS 123(R), Share-Based Payment, which establishes accounting for share-based awards exchanged for employee and Director services and requires us to expense the estimated fair value of these awards over the applicable service period. On April 14, 2005, the SEC adopted a new rule amending the effective dates for SFAS No. 123(R). Under SFAS No. 123(R), share-based compensation cost is measured at the grant date based on the estimated fair value of the award, and is recognized as expense over the applicable service period. We do not have, and have not had during the years ended July 31, 2007, 2006 or 2005, any stock option awards with market or performance conditions.

We adopted the accounting provisions of SFAS No. 123(R) in our first fiscal quarter of the year ended July 31, 2007 (our fiscal quarter ended October 31, 2006), using the modified prospective application. Under the modified prospective application, prior fiscal periods are not revised for comparative purposes. Prior to August 1, 2006, we followed Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as amended, in our accounting for share-based compensation. The valuation provisions of SFAS No. 123(R) apply to new awards and to awards that were outstanding on the adoption date and were or are subsequently modified or cancelled. As at July 31, 2006, all outstanding share-based awards were fully vested, with the exception of the consultant options recorded in our balance sheets as “prepaid consulting” (as further discussed in Note 8).

Stock Options to Non-Employees

Charges for stock options granted to non-employees have been determined in accordance with SFAS No. 123(R) and EITF No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, whereby we use the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever is more reliably measured. The fair value for these stock options is based on the Black-Scholes pricing model. For such stock options, during the year ended July 31, 2007 we recorded $346,873 in selling expense, $91,290 in general and administrative expense, and $39,032 in research and development expense; and during the year ended July 31, 2006 we recorded $188,863 in selling expense, $307,888 in general and administrative expense, and $107,962 in research and development expense. Included in these amounts is the amortization of consultant options recorded in our consolidated balance sheets as “prepaid consulting” and further discussed in Note 8. During the year ended July 31, 2005 we recorded $56,384 in selling expense, $307,985 in general and administrative expense, and $31,674 in research and development expense for stock options issued to non-employees.

Depreciation Method

The cost of property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the related assets. The useful lives of property, plant, and equipment for purposes of computing depreciation are:

Computers and equipment Computer Software Furniture and fixtures Leasehold Improvements	7.0 years 5.0 years 10.0 years 4.5 years

In May 2007 we completed a redevelopment of our leasehold operating facility in El Cajon, California. All costs associated with the facility redevelopment have been classified as leasehold improvements and are being depreciated over the remaining life of the lease. See Note 5 for details of the current lease term of our facility.

Shipping and Handling Costs

Shipping and handling costs payable by us are charged to cost of sales.

Inventory

Inventories are stated at the lower of cost or net realizable value using the average cost method.

Cash, Cash Equivalents and Short-term Investments

We consider all liquid investments with maturities of ninety days or less when purchased to be cash equivalents. Our short-term investments have maturities of greater than ninety days from our date of purchase. We classify securities as “available-for-sale” in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and carry these investments at fair market value with any unrealized gains and losses reported as a component of stockholders’ equity on the consolidated balance sheets and in the statements of stockholders’ equity. All of our short-term investments as of July 31, 2007 are carried at fair value, based upon market prices quoted on the last day of the fiscal period, and are considered available for sale. We use the specific identification method to determine the cost of debt securities sold, and include gross realized gains and losses in investment income, however there were no realized gains and losses recorded for the years ended July 31, 2007, 2006 or 2005. All interest and dividends received from short-term investments are included in interest income.

As of July 31, 2007 and 2006, all cash deposits and short-term investments were invested in either U.S. FDIC insured bank accounts; institutional money market mutual funds investing in A-1 (S&P), Prime-1 (Moody’s) or F1 (Fitch) short-term corporate debt obligations; U.S. Treasury Securities, or United States Government obligations issued by or backed by a federal agency of the United States Government.

Comprehensive loss

SFAS 130, Reporting Comprehensive Income, requires us to display comprehensive loss (or income) and its components as part of our consolidated financial statements. Comprehensive loss includes our net loss and certain changes in equity that are excluded from our net loss, including unrealized holding gains and losses on available-for-sale securities. SFAS 130 requires such changes in stockholders’ equity to be included in accumulated other comprehensive loss, however there were no elements of comprehensive loss other than net loss in the periods ended July 31, 2007, 2006 or 2005.

Fair Value of Financial Instruments

The carrying amounts for receivables and payables are the approximate fair value because of their short maturity, generally less than three months. Whenever shares are issued for services, we use market prices of our common stock to estimate the fair value of the shares issued. Whenever options or warrants are issued for services, we use the Black Scholes Option Pricing Model to estimate the fair value of the equity instrument, using historical market prices of our common stock and prevailing risk-free interest rates.

Advertising and Promotional Costs

The cost of advertising and promotion is expensed as incurred.

Net Loss Per Common Share

In accordance with FASB Statement No. 128, Earnings Per Share (“SFAS 128”), the Company computes basic loss per share by dividing the applicable net loss by the weighted average number of common shares outstanding during the respective period. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock equivalents, including stock options and warrants, unless the effect is to reduce a loss or increase the income per common share from continuing operations. As we incurred losses in years ended July 31 2007, 2006 and 2005, we did not include common stock equivalent shares in the computation of net loss per share as the effect would have been anti-dilutive. Therefore, both the basic and diluted loss per common share for the years ended July 31, 2007, 2006 and 2005 are based on the weighted average number of shares of our common stock outstanding during the periods.

The following is a reconciliation of the weighted average number of shares actually outstanding with the number of shares used in the computations of loss per common share:

	For the Years Ended
	July 31, 2007	July 31, 2006	July 31, 2005
Shares outstanding	24,961,805	23,983,002	17,713,306

Weighted average number of common shares outstanding	24,432,905	20,056,721	16,897,118
Stock options	10,293,750	11,634,000	6,485,960
Warrants	391,698	391,698	640,929

Total weighted average shares outstanding	35,118,353	32,082,419	24,024,007

Loss from continuing operations	(4,654,877)	(3,812,916)	(1,847,430)
Income from discontinued operations	—	129,990	1,530,060

Net loss	$(4,654,877)	$3,682,926	$(317,070)

Net loss per common share, basic and diluted
Continuing operations	$(0.19)	$(0.19)	$(0.11)
Discontinued operations	—	0.01	0.09

Net Loss	$(0.19)	$(0.18)	$(0.02)

Income Taxes

We record deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.” The Statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax basis of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 (our fiscal year ending July 31, 2008). We are still evaluating the impact of FIN 48 on our consolidated financial statements for future periods.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except Statement No. 123R and related interpretations and pronouncements that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007 (our fiscal year ending July 31, 2009). We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial statements or results of operations.

Also in September 2006, the SEC released Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. In some situations, companies will be required to record errors that occurred in prior years even though those errors were immaterial for each year in which they arose. Companies may choose to either restate all previously presented financial statements or record the cumulative effect of such errors as an adjustment to retained earnings at the beginning of the period in which SAB 108 is applied. SAB 108 is effective for fiscal years ending after November 15, 2006 (our fiscal year ended July 31, 2007), however the adoption of SAB 108 had no impact on our consolidated financial statements or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective, however the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. Under SFAS No. 159 we would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007 (our fiscal year ending July 31, 2009), however we do not currently expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial statements.

Note 2.   Research and Development

All in-house Research and Development (“R&D”) costs, and outside legal costs and filing fees for maintaining approved patents are charged to operations when incurred and are included in operating expenses. During the year ended July 31, 2007, $25,300 of the costs charged to R&D related to manufacturing and R&D facility overheads incurred during periods in which we were designing and implementing new manufacturing and bottling processes and in which no products were manufactured.

Note 3.   Inventory

Inventories are stated at the lower of cost or net realizable value using the average cost method. Inventories at July 31, 2007 and 2006 consisted of:

	2007	2006

Raw Materials	$78,816	$59,843
Work in Progress	—	—
Finished Goods	164,083	112,096

	$242,899	$171,939

Note 4.   Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. All improvements and additions that extend the life of existing asset are capitalized. The cost of maintenance and repairs that do not extend or improve the asset are expensed as occurred. The following is a summary of property, plant, and equipment – at cost less accumulated depreciation:

	July 31, 2007	July 31, 2006

Computers and equipment	$1,137,431	$997,861
Furniture and fixtures	94,004	86,490
Leasehold improvements	567,104	309,830

	1,798,539	1,394,181
Less: accumulated depreciation	829,802	1,040,909

Total	$968,737	$353,272

In May 2007 we completed a redevelopment of our leasehold facility in El Cajon, California. Construction costs totaling $567,100 were capitalized as leasehold improvements. Depreciation on the facility redevelopment is based on the time remaining on the facility lease term at the time of completion, which was 4.5 years at July 31, 2007, and during the year ended July 31, 2007 we recognized depreciation expense of $31,505 related to the facility redevelopment. Additionally, during the year ended July 31, 2007 we wrote down the value of our capitalized property, plant and equipment by $167,600, based on our evaluation of impairment and the disposal of assets that were replaced during the facility redevelopment, and recorded this amount as “Other” within “Other income and (expense)” in the consolidated statements of operations for the year ended July 31, 2007.

Total depreciation expense for the years ended July 31, 2007, 2006 and 2005 was $92,600, $69,500 and $137,700, respectively.

Note 5.   Commitments and Contingencies

In May 1996, we entered into an operating lease agreement for our office and manufacturing location in El Cajon, California, which expired under extension in October 2006, at which time we entered into a new sixty month operating lease. The rental expense recorded in general and administrative expenses for the years ended July 31, 2007, 2006 and 2005, was $173,300, $137,000 and $152,300 respectively, net of sublease income. As part of the agreement to sell the assets of the Water Treatment Division to Innovative Medical Services, LLC, in May 2005 we entered into a sublease agreement with IMS LLC under which IMS LLC occupied approximately 28% of the square footage of the facility and paid us approximately $3,800 per month in rent. IMS LLC vacated the space in September 2006 and we are now operating in the full 13,067 square feet of the facility.

Future minimum rental payments under the lease for each of the next five fiscal years, excluding variable and therefore currently unknown costs for the maintenance of common areas, are as follows:

Year Ended July 31	Amount

2008	$144,800
2009	$150,600
2010	$156,600
2011	$162,900
2012	$69,000

The Company has an employment contract with its Chief Executive Officer/President which includes a provision for him to be paid an amount equal to 3% of the Company’s net income before taxes, if any.

Note 6.   Equity and Common Stock

We paid no cash dividends during the fiscal years ended July 31, 2007, 2006 or 2005.

Whenever shares are issued for services, we use market prices of our common stock to estimate the fair value of the shares issued. Whenever options or warrants are issued for assets, services or interest, we use the Black Scholes Option Pricing Model to estimate the fair value of the equity instrument, using market prices of our common stock and prevailing risk-free interest rates.

In October 2006, we issued options on 100,000 shares in exchange for operations, manufacturing and facility development consulting services, at an exercise price of $1.83, valued at $91,300 (based on the Black-Scholes Option Pricing Model assuming no dividend yield, volatility of 70.88% and a risk-free interest rate of 5.25%). Also during the three months ended October 31, 2006, we received an aggregate of $51,500 from the exercise of non-employee options on 51,500 shares of common stock at an average exercise price of $1.00. In November 2006, we issued 30,000 shares of common stock at a market price of $2.17 for research and development services valued at $65,100.

During the first quarter of the year ended July 31, 2007, Mr. Michael Sitton resigned from our Board of Directors. At that time, the Board agreed to modify a stock option agreement for 100,000 shares of common stock that had been granted to Mr. Sitton in November 2005, to extend the period in which the option could be exercised as it would otherwise have terminated within a shorter time period based on his resignation. We expensed $19,237 to general and administrative expense based on this modification, in accordance with SFAS 123(R). The 100,000 stock options were not exercised within the extended period and were therefore subsequently forfeited.

In January 2007, there were net exercises of options which were due to expire and which were issued under the 2002 Non-Qualified Stock Option Plan (See Note 7 for a further description of this Plan). Options on 450,000 shares under this plan were exercised, resulting in the issuance of 338,553 shares of common stock. We also, in the same month, received $53,000 from the exercise by a Director of the Company of an option on 100,000 shares of common stock under the same Plan. Also during the three months ended January 31, 2007 we received an aggregate of $74,000 from the exercise of non-employee options on 86,500 shares of common stock at an average exercise price of $0.86, and recorded $2,465 of employee stock option expense.

During the three months ended April 30, 2007 we received an aggregate of $169,190 from the exercise of non-employee options on 200,000 shares of common stock at an average exercise price of $0.85, received $8,125 from the exercise of options on 16,250 shares of common stock issued under employee stock option plans, and recorded $2,465 of employee stock option expense.

In May 2007, we granted options on 275,000 shares of common stock to Directors and Officers of the Company at an exercise price of $3.00, valued at $429,180 (based on the Black-Scholes Option Pricing Model assuming no dividend yield, volatility of 84.88% and a risk-free interest rate of 5.25%). Additionally, in the same month we granted 30,000 shares of stock to two Directors of the Company, valued at $177,600 based on the market price of our common stock at the time of grant. In June 2007, we appointed Murray H. Gross to our Board of Directors and on appointment to the Board Mr. Gross was granted options on 100,000 shares of common stock at an exercise price of $3.64, valued at $187,100 (based on the Black-Scholes Option Pricing Model assuming no dividend yield, volatility of 86.35% and a risk-free interest rate of 5.25%). The stock options and stock granted to Directors and Officers during the three months ended July 31, 2007 were issued under the 2007 Equity Incentive Plan.

During the three months ended July 31, 2007 we received an aggregate of $119,375 from the exercise of options on 186,000 shares of common stock issued under employee equity plans, and recorded $11,550 of employee stock option expense.

Note 7.   Stock-Based Compensation

We have, or have had during the fiscal years presented herein, the following equity incentive plans (the Plans) pursuant to which options to acquire common stock have been granted:

1996 Directors And Officers Stock Option Plan: In April 1996, the Company’s Board of Directors approved a Directors and Officers Stock Option Plan. The Plan was not subject to Shareholder approval, and terminated in April 2006.

1998 Directors And Officers Stock Option Plan: In December 1998, the Company’s Shareholders approved the Amended PURE Bioscience 1998 Officers and Directors Stock Option Plan.

2001 Directors And Officers Stock Option Plan: In January 2001, the Company’s Shareholders approved the PURE Bioscience 2001 Officers and Directors Stock Option Plan.

2001 ETIH2O Stock Option Plan: Adopted by the Board in January 2001, there are 1,000,000 shares authorized under this Plan. Executive Officers and Directors are not eligible participants under this plan.

2001 Consultants and Advisors Stock Option Plan: Adopted by the Board in January 2001, there are 500,000 shares authorized under this Plan. Executive Officers and Directors are not eligible participants under this plan.

2002 Non-Qualified Stock Option Plan: In March 2002, the Company’s Shareholders approved the PURE Bioscience 2002 Non-Qualified Stock Option Plan. Eligible Plan Participants include the Directors and Officers of the Company, consultants, advisors and other individuals deemed by the Compensation Committee to provide valuable services to the Company but who are not otherwise eligible to participate in the Employee Incentive Stock Option Plan.

2002 Employee Incentive Stock Option Plan: In March 2002, the Company’s Shareholders approved the PURE Bioscience 2002 Employee Incentive Stock Option Plan. Eligible Plan Participants include employees and non-employee Directors for the Company.

2004 Consultants and Advisors Stock Option Plan: Adopted by the Board in April 2004, there are 2,000,000 shares authorized under this plan. Executive Officers and Directors are not eligible participants under this plan.

2007 Equity Incentive Plan: Approved by the Company’s shareholders in April 2007, the 2007 Equity Incentive Plan has a share reserve of 5,000,000 shares of common stock, which were registered under a Form S-8 filed with the SEC in May 2007. The Plan provides for the grant of incentive and nonstatutory stock options as well as stock appreciation rights, common stock awards, restricted stock units, performance units and shares and other stock-based awards. During the year ended July 31, 2007 common stock options and common stock awards were granted under this Plan. Eligible Plan Participants include employees, Directors and consultants of the Company, although incentive stock options generally may be granted only to employees.

Non-employee Directors are eligible to receive stock option or other incentive grants under the Company’s 1998 and 2001 Directors and Officers Stock Option Plans, the 2002 Non-Qualified and Employee/Incentive Stock Option Plan, and the 2007 Equity Incentive Plan. Employee Directors are eligible to receive stock option or other incentive grants under the Company’s 1998 and 2001 Directors and Officers Stock Option Plans, the 2002 Non-Qualified Stock Option Plan, and the 2007 Equity Incentive Plan.

The Plans are administered by an Administrative Committee. The exercise price for stock options, or the value of other incentive grants granted under the Plans, are set by the Administrative Committee but may not be for less than the fair market value of the shares on the date the award is granted. Fair market value is defined under the Plans as being the average of the closing price for a specified number of consecutive trading days ending on the day prior to the date the option or other award is granted. The period in which options can be exercised is set by the Administrative Committee but is not to exceed five years from the date of grant. Options granted to new Executive Officers or Directors vest one year from date of appointment or election. Options granted to continuing Officers or Directors are immediately exercisable and vest upon exercise.

On August 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment (“SFAS123(R)”), requiring us to recognize expense related to the fair value of share-based compensation awards to employees and Directors. We elected to use the modified-prospective-transition method as permitted by SFAS 123R and therefore have not restated our financial results for prior fiscal years. As at July 31, 2006, all outstanding share-based awards were fully vested, with the exception of the consultant options recorded in our balance sheets as “prepaid consulting” (as further discussed in Note 8). We recognize compensation expense for stock option awards on a straight-line basis over the applicable service period of the award, which is the vesting period. Share-based compensation expense for awards granted subsequent to July 31, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R, using the Black-Scholes option pricing model. The following methodology and assumptions were used to calculate share based compensation for the years ended July 31, 2007, 2006 and 2005:

	For the years ended July 31,
	2007	2006	2005
Expected price volatility	70.88% - 86.35%	72.35% - 82.23%	112.30% - 137.78%
Risk-free interest rate	5.25%	4.25% - 5.25%	2.25% - 3.75%
Expected rate of forfeiture	0%	0%	0%
Expected dividend yield	0%	0%	0%
Weighted average expected term	2.3 years	2.5 years	2.2 years

Expected price volatility is the measure by which our stock price is expected to fluctuate during the expect term of an option. Expected volatility is derived from the historical daily change in the market price of our common stock, as we believe that historical volatility is the best indicator of future volatility. For stock options granted during the year ended July 31, 2007 we have excluded the period prior to November 1, 2005 from our historical price volatility, as during this period our market price reflected significant uncertainty associated with both our arbitration proceedings against Falken Industries and our ability to close the sale of the assets of the Water Treatment Division. We believe that the volatility of the market price of our common stock during periods prior to November 1, 2005 is not reflective of future expected volatility.

Following the guidance of Staff Accounting Bulletin No. 107, we follow the “shortcut” method to determine the expected term of plain vanilla options issued to employees and Directors. The expected term is presumed to be the mid-point between the vesting date and the end of the contractual term. Our estimation of expected term for non-employee options is the contractual term of the option award.

For the purposes of estimating the fair value of stock option awards, the risk-free interest rate used in the Black-Scholes calculation is based on the prevailing U.S Treasury yield as determined by the U.S. Federal Reserve. We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Historically, we have not had significant forfeitures of unvested stock options granted to employees and Directors. A significant number of our stock option grants are fully vested at issuance or have short vesting provisions. Therefore, we have estimated the forfeiture rate of our outstanding stock options as zero.

The following table sets forth the share-based compensation expense recorded in our consolidated statements of operations for the fiscal year ended July 31, 2007 resulting from share-based compensation awarded to our employees, Directors and third party service providers, excluding the amortization of prepaid consulting as detailed in Note 8:

Twelve months ended July 31, 2007

Share-based compensation for employees and Directors:
Selling expense	$23,400
General and administrative expenses	790,600
Research and development	15,600

Total share-based compensation for employees and Directors	829,600
Share-based compensation for third party service providers:
Selling expense	$—
General and administrative expenses	91,300
Research and development	65,100

Total share-based compensation for third party service providers	156,400

Total share-based compensation expense	$986,000

For comparative purposes to our consolidated statements of operations for the fiscal year ended July 31, 2007, the following table illustrates the pro forma effect on net loss and net loss per common share of applying the fair value recognition provisions of SFAS 123 to share-based compensation during our fiscal years ending July 31, 2006 and 2005.

	Twelve months ended July 31,2006	Twelve months ended July 31,2005

Net loss, as reported	$(3,682,926)	$(317,070)
Employee stock-based compensation expense under fair-value method	(436,608)	(1,076,010)
Employee stock-based compensation expense included in reported net
loss	—	—

Pro forma net loss	$(4,119,534)	$(1,393,080)

Net loss per share:

As reported	$(0.18)	$(0.02)
Pro forma	$(0.21)	$(0.08)

A summary of stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000's)

Balance at July 31, 2004	3,983,750	$1.67

Granted	3,957,210	$0.57
Exercised	(930,000)	$1.31
Forfeited	(525,000)	$0.56

Balance at July 31, 2005	6,485,960	$0.64

Granted	6,558,333	$1.56
Exercised	(1,002,488)	$0.64
Forfeited	(407,805)	$1.57

Balance at January 31, 2006	11,634,000	$1.12

Granted	575,000	$2.86
Exercised	(978,803)	$0.67
Forfeited	(936,447)	$1.86

Balance at July 31, 2007	10,293,750	$1.18	$22,500

		Outstanding		Exercisable
Range of Exercise Prices	Number Shares Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price ($)
$0.50 to $0.75	4,175,000	2.07	$0.55	4,175,000	$0.55
$0.80 to $1.20	1,773,000	2.39	$0.90	1,773,000	$0.90
$1.50 to $3.65	4,345,750	2.96	$1.89	3,752,000	$1.80

	10,293,750	2.50	$1.18	9,700,000	$1.10

Cash received from options exercised for the twelve months ended July 31, 2007, 2006 and 2005 was $475,190, $366,210 and $494,500, respectively. During the twelve month period ended July 31, 2007 there were net exercises of options on 450,000 shares which resulted in the issuance of 338,553 shares of common stock. During the twelve month period ended July 31, 2006 there were net exercises of options on 580,960 shares which resulted in the issuance of 448,155 shares of common stock, and a net exercise of 300,000 warrants which resulted in the issuance of 200,000 shares of common stock. During the year ended July 31, 2005 there were no net option exercises. The intrinsic value of all options exercised during the twelve months ended July 31, 2007, 2006 and 2005 was $2,012,600, $1,798,200 and $320,400, respectively. The weighted-average grant date fair value of equity options granted during the twelve months ended July 31, 2007, 2006 and 2005 was $1.45, $1.36 and $0.57, respectively.

During the first quarter of the year ended July 31, 2007, Mr. Michael Sitton resigned from our Board of Directors. At that time, the Board agreed to modify a stock option agreement for 100,000 shares of common stock. We expensed $19,237 to general and administrative expense based on this modification, in accordance with SFAS 123(R). The 100,000 stock options were not exercised within the extended period and were therefore subsequently forfeited. See Note 6 for a more detailed discussion of this modification.

As of July 31, 2007, there was $111,500 of unrecognized non-cash compensation cost related to unvested options, which will be recognized over a weighted average period of 1.7 years. In addition, $13,010 is recorded on the face of the consolidated balance sheets as “prepaid consulting”, which will be fully amortized by December 2007, as further discussed in Note 8.

Note 8.   Prepaid Consulting

In January 2006, we entered into a two-year consulting agreement with Mr. Michael Sitton for domestic and international business development, the compensation being a fee of $12,500 per month and an option on 2,000,000 shares of unregistered common stock, which vest over three years. We also entered into a two-year consulting agreement with Secretary Tommy Thompson, for domestic and international business development, the compensation being a fee of $12,500 per month and an option on 300,000 shares of unregistered common stock, which vest over three years. Mr. Sitton subsequently transferred the rights to 700,000 options to Secretary Thompson. Mr. Sitton was therefore the beneficial owner of 1,300,000, and Secretary Thompson is the beneficial owner of 1,000,000 of these options.

Under the option agreements, unvested options would not be issued if the associated consulting agreements were terminated prior to their two year term. Mr. Sitton and Secretary Thompson were each elected to our Board of Directors during the quarter ended January 31, 2006, however in the first quarter of the year ended July 31, 2007 Mr. Sitton resigned from the Board of Directors. Mr. Sitton’s consulting agreement was not affected by his resignation from our Board of Directors.

On their granting in January 2006, we recorded the value of the aggregate of 2,300,000 unvested options as a prepaid asset to be amortized over the life of the consulting agreements. The options were valued at an aggregate of $598,372 based on their weighted average exercise prices of between $1.00 to $2.75, and the Black-Scholes Option Pricing Model assuming no dividend yield, volatility of 82.23% and a risk-free interest rate of 4.25%, to be amortized over the two year life of the consulting agreements at $24,932 per month.

During the year ended July 31, 2007 we amortized $385,900 of the prepaid asset to selling expense. To date we have amortized $585,361 of the asset to selling expense and as a result we reported a prepaid asset of $13,011 as “Prepaid consulting” on the face of the consolidated balance sheets as at July 31, 2007. Subsequent to the end of the fiscal year, in August 2007, Mr. Sitton’s consulting agreement was terminated, and Mr. Sitton’s 1,300,000 options are no longer exercisable.

Note 9.   Taxes

We file federal and California consolidated tax returns with our subsidiaries. Taxable income is different from the income reported in our financial statements due to temporary tax differences and certain other differences between tax laws and generally accepted accounting principles.

The sale of the Water Treatment Division to Innovative Medical Services, LLC (IMS LLC) was a transaction taxable for United States federal and California income tax purposes. We recognized taxable income equal to the amount realized on the sale, consisting of the cash received plus the amount of related liabilities assumed by IMS LLC, in excess of the tax basis in the assets sold. The realized gain to us on the sale was $2,187,136, giving rise to an estimated tax liability at July 31, 2005 of $937,500. In addition, income tax related to the operation of the Division through May 25, 2005 was estimated to be $230,500. The total estimated taxes relating to the discontinued operation were therefore approximately $1,167,500. This amount was offset by the realization of a tax benefit of approximately $1,167,500 from losses incurred during the fiscal year ended July 31, 2005 and available net operating loss carry-forwards relating to our continuing operations. During the year ended July 31, 2006, we determined the actual income tax on the operation and sale of the Division for the year ended July 31, 2005 to be $1,037,497. An adjustment of $129,990 is therefore shown on the face of the Income Statement for the year ended July 31, 2006 as a reduction to “Income taxes on discontinued operations,” with a corresponding and offsetting reduction to the “Income tax benefit” to continuing operations.

The net tax effect of our tax liabilities gives rise to the current provision for income taxes of $2,400 for the years ended July 31, 2007 and 2006, which is the minimum franchise tax we pay to the State of California regardless of income or loss.

At July 31, 2007, we had federal and California tax net operating loss carry-forwards of approximately $22,354,000 and $12,255,000, respectively. At July 31, 2006, we had federal and California tax net operating loss carry-forwards of approximately $18,855,300 and $8,758,700, respectively. The difference between federal and California tax loss carry-forwards is primarily due to limitations on California loss carry-forwards. The federal tax loss carry-forwards will begin expiring in the year ending July 31, 2017 unless previously utilized, and will completely expire in the year ending July 31, 2027. The California tax loss carry-forwards will begin to expire in the year ended July 31, 2013 and will completely expire in the year ending July 31, 2017.

Significant components of our deferred tax assets are as follows:

	July 31, 2007	July 31, 2006

Net operating loss carry-forward	$8,683,700	$6,948,200
Stock options and warrants	579,500	101,000
Other timing differences and allowances	(275,900)	(164,100)

Total deferred tax assets	8,987,300	6,885,100
Valuation allowance for deferred tax assets	(8,987,300)	(6,885,100)

Net deferred tax assets	$—	$—

Realization of our deferred tax assets, which relate to operating loss carry-forwards and timing differences, is dependant on future earnings. The timing and amount of future earnings are uncertain and therefore a valuation allowance has been established. The increase in the valuation allowance on the deferred tax asset during the year ended July 31, 2007 was $2,102,200.

A reconciliation of income taxes computed using the statutory income tax, compared to the effective tax rate is as follows:

	2007	2006

Federal tax benefit at the expected statutory rate	34%	34%
State income tax, net of federal tax benefit	9	9
Valuation allowance	(43)	(43)

Income tax benefit - effective rate	0%	0%

Note 10.   Sale of Water Treatment Division and Discontinued Operations

Effective May 25, 2005, we sold the assets of our Water Treatment Division to Maryland-based Innovative Medical Services, LLC (IMS LLC) for $2,375,000. IMS LLC also assumed all liabilities associated with the Division. At closing, we received $1,950,000 in cash and a promissory note in the amount of $425,000. In June 2005, we received a cash payment of $225,000. During the year ended July 31, 2006, we received the balance of $200,000 plus interest on the promissory note.

In addition, we agreed to continue to fund the working capital of IMS LLC for a limited period of time subsequent to the sale of the Water Treatment Division. During the year ended July 31, 2006, in addition to the payment of the promissory note IMS LLC reimbursed us for the working capital we had provided subsequent to the sale.

The Water Treatment Division had been reported as a discontinued operation since October 2003 when we made the decision to dispose of the segment, however we continued to operate and retain the profits from that division until its sale on May 25, 2005. For details of the results of operations for the Water Treatment Division for the year ended July 31, 2005 through the sale of the Division on May 25, 2005, see Note 14.

The realized gain to us on the sale of the Water Treatment Division was $2,187,136 before the effect of taxes. The sale of the Water Treatment Division assets to Innovative Medical Services, LLC was a transaction taxable for United States federal and California income tax purposes. The estimated tax liability related to the sale was $1,167,487, however this was offset by losses incurred in the respective fiscal year, and available net operating loss carry-forwards relating to our continuing operations. During the year ended July 31, 2006, we determined the actual income tax on the operation and sale of the Division for the year ended July 31, 2005 to be $1,037,497. An adjustment of $129,990 is therefore shown on the face of the Income Statement for the year ended July 31, 2006 as a reduction to "Income taxes on discontinued operations," with a corresponding and offsetting reduction to the "Income tax benefit" to continuing operations. For a further discussion of the tax consequences of the sale, see Note 9.

Note 11.   Legal Proceedings

In November 2001, we acquired the patent for silver dihydrogen citrate (SDC), a silver ion based technology which is the basis for our silver ion products, from NVID International, Inc. In October 2003, we filed an arbitration action against NVID International and other parties and in November 2004 we won a $14.2 million award against NVID International through the American Arbitration Association International Centre for Dispute Resolution. We believe it is unlikely that we will ever be able to collect any part of this award, and we have therefore not recorded any amount as an asset on the consolidated balance sheets as at July 31, 2006 or 2007.

In October 2005, we received a further $3.4 million award plus costs of $241,000 resulting from a binding arbitration proceeding against Falken Industries. In October 2006, we entered into a settlement agreement with Falken Industries, and all arbitrations and any related appeals between or among the parties have subsequently been dismissed. No part of this award was recorded as an asset on our consolidated balance sheets at July 31, 2006.

During the year ended July 31, 2007 we received approximately $205,000 in proceeds from legal settlements and recorded this amount as "Other" within "Other income and (expense)" in the consolidated statements of operations for the year ended July 31, 2007.

Note 12.   Retirement Plan

We participate in a Small SEP program under which we are entitled to make contributions on an employee's behalf. The program includes a salary reduction arrangement (SARSEP), which may be used only in years in which the SEP meets requirements that the IRS may impose to ensure distribution of excess contributions. Annual contributions made by employers under a SEP may be excluded from the participating employee's gross income, however we made no contributions during the years ending July 31, 2007, 2006 or 2005.

Note 13.   Trust Deed

In March 2005, we reacquired 2,000,000 shares of our common stock in exchange for our transfer to a third party of a Trust Deed receivable. The result of the transaction during the year ended July 31, 2005 on the statements of shareholders equity for the year ended July 31, 2005 was an increase in common stock of $1,735,700, or $0.87 per share, based on the fair value of the common stock at the time of the transaction.

Note 14.   Business Segment and Sales Concentrations

In accordance with the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, certain information may be disclosed based on the way we organize financial information for making operating decisions and assessing performance. SFAS 131 requires that we apply standards based on a management approach, and requires segmentation based upon our internal organization and disclosure of revenue and operating income based upon internal accounting methods. In determining operating segments, we have reviewed the current management structure reporting to the chief operating decision-maker ('CODM') and analyzed the reporting the CODM receives to allocate resources and measure performance.

We have determined that based upon the end use of our products, the value added contributions made by us, the regulatory requirements, the customers and partners, and the strategy required to successfully market finished products, we have been operating in a single segment subsequent to the sale of the Water Treatment Division in May 2005.

During the year ended July 31, 2007, 90% of sales were made to four strategic partners that are also developing markets for our products. 76% of sales for the year were made to U.S. domestic customers, and 24% were made to international customers. During the year ended July 31, 2006, 100% of sales were made to U.S. domestic customers.

Prior to the sale of the Water Treatment Division in May 2005, business activity was divided into two distinct business segments, the Water Treatment segment and the Bioscience segment. These two segments were determined by management based upon the inherent differences in the end use of the products, the inherent differences in the value added processes made by the Company, the differences in the regulatory requirements and the inherent differences in the strategies required to successfully market finished products. The Water Treatment segment included Commercial Water and Residential Retail products and the Nutripure Water Dealer program. Bioscience included the silver dihydrogen citrate antimicrobial and the Innovex line of pest control products. As we had planned for a considerable period of time to sell the Water Treatment segment, it was reported during the year ended July 31, 2005 as a Discontinued Operation in the financial statements. For the year ended July 31, 2005, earnings for the discontinued Water Treatment Division relate to the period from August 1, 2004 to May 25, 2005, the date on which the Division assets were sold. Subsequent to the sale, we retained no interest in the assets, liabilities or earnings of Innovative Medical Services LLC, the acquiring entity.

Segment information for the year ended July 31, 2005 is presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information. This standard is based on a management approach, which requires segmentation based upon our internal organization and disclosure of revenue and operating income based upon internal accounting methods. Our financial reporting systems present various data for management to run the business, including internal profit and loss statements prepared on a basis not consistent with U.S. Generally Accepted Accounting Principles. Reconciling amounts consist of unallocated general and administrative expenses.

Year Ended July 31, 2005	Water Treatment (Discontinued) Thru May 25	Bioscience Full Year	Reconciling Amounts Full Year	Consolidated Full Year

Revenues
Commercial Water Treatment
Fillmaster Products	$985,187	$—	$—	$985,187
Replacement Filters	717,257	—	—	717,257

Residential Water Treatment	(2,489)	—	—	(2,489)
Water Dealer Program	—	—	—	—
Silver Dihydrogen Citrate	—	91,333	—	91,333
Pesticide	—	64,473	—	64,473

Total Revenues	$1,699,955	$155,806	$—	$1,855,761

Operating Income/(Loss) before taxes	$510,411	$(2,819,664)	$(191,516)	$(2,500,759)

Segment Assets (post-sale)	$—	$2,508,012

All of our tangible assets are located in the United States.

Note 15.    Quarterly Financial Data (Unaudited)

Summarized quarterly data for the years ended July 31, 2007 and 2006 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Year Ended July 31, 2007:
Total revenue	$27,704	$168,759	$132,379	$7,550	$336,392
Gross profit	15,542	53,997	43,499	2,246	115,284
Net loss applicable to common stock	(867,290)	(1,008,112)	(876,370)	(1,903,105)	(4,654,877)
Basic and diluted net loss per share (1)	$(0.04)	$(0.04)	$(0.03)	$(0.08)	$(0.19)

Year Ended July 31, 2006:
Total revenue	$55,169	$59,442	$44,314	$41,507	$200,432
Gross profit	40,358	30,260	21,722	2,370	94,710
Net loss applicable to common stock	(609,534)	(919,156)	(871,452)	(1,282,784)	(3,682,926)
Basic and diluted net loss per share (1)	$(0.04)	$(0.05)	$(0.04)	$(0.05)	$(0.18)

(1)     Basic and diluted loss per common share for each of the periods presented is the same, and is based on the weighted average number of shares of our common stock outstanding during the periods. As we incurred losses in each of the periods presented we did not include common stock equivalent shares in the computation of net loss per share as the effect would have been anti-dilutive.

PURE Bioscience

CONSOLIDATED BALANCE SHEETS

	(Unaudited) October 31, 2007	July 31, 2007

ASSETS
Current Assets
Cash and cash equivalents	$3,670,955	$735,654
Short-term investments	4,759,520	708,058
Accounts receivable, net of allowance for doubtful accounts
of $0 at July 31, 2007 and $0 at October 31, 2007	33,565	7,548
Inventories, net	233,353	242,899
Prepaid expenses	23,000	—

Total current assets	8,720,393	1,694,159

Total property, plant and equipment, net	940,787	968,737

Other Assets
Prepaid consulting	3,253	13,011
Deposits	7,308	9,744
Patents	2,165,864	2,176,388

Total other assets	2,176,425	2,199,143

Total assets	$11,837,605	$4,862,039

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$164,956	$422,753
Accrued liabilities	108,270	77,228
Taxes payable	2,400	2,400

Total current liabilities	275,626	502,381

Deferred rent	9,817	—

Total liabilities	285,443	502,381

Stockholders' Equity
Preferred Stock, no par value:
5,000,000 shares authorized, no shares issued	—	—
Class A common stock, no par value:
50,000,000 shares authorized
24,961,805 issued and outstanding at July 31, 2007, and
27,187,883 issued and outstanding at October 31, 2007	33,107,924	26,519,543
Additional Paid-In Capital	2,576,964	2,486,829
Warrants:
391,698 issued and outstanding at July 31,2007, and
880,351 issued and outstanding at October 31, 2007	1,766,159	245,825
Accumulated other comprehensive income	2,358	—
Accumulated deficit	(25,901,243)	(24,892,539)

Total stockholders' equity	11,552,162	4,359,658

Total liabilities and stockholders' equity	$11,837,605	$4,862,039

The accompanying notes are an integral part of the consolidated financial statements

PURE Bioscience

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	For the Three Months Ended October 31,
	2007	2006
Net revenues	$95,290	$27,704
Cost of sales	31,693	12,162

Gross profit	63,597	15,542

Selling expenses	88,202	182,166
General and administrative expenses	707,609	468,665
Research and development	288,205	274,350

Total operating expenses	1,084,016	925,181

Loss from operations	(1,020,419)	(909,639)

Other income and (expense):
Interest income	11,657	47,349
Other	58	(5,000)

Total other income (expense)	11,715	42,349

Net loss before income taxes	(1,008,704)	(867,290)
Income tax provision	—	—

Net loss	(1,008,704)	(867,290)

Net loss per common share, basic and diluted	$(0.04)	$(0.04)

Shares used in computing basic and diluted net loss per share	25,333,567	24,014,073

The accompanying notes are an integral part of the consolidated financial statements

PURE Bioscience

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the Three Months Ended October 31,
	2007	2006
Cash flows from operating activities:

Net loss	$(1,008,704)	$(867,290)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization and depreciation	97,373	60,111
Stock-based compensation	78,331	166,047
Changes in assets and liabilities:
Accounts receivable	(26,017)	6,218
Prepaid expense	(20,564)	61,242
Inventories	9,546	(41,402)
Deferred rent	9,817	—
Accounts payable and accrued liabilities	(226,755)	(160,747)

Net cash (used) in operating activities	(1,086,973)	(775,821)

Cash flows from investing activities

Investment in patents	(32,873)	(15,867)
Purchase of property, plant and equipment	(26,026)	(103,664)
Purchases of short-term investments	(4,749,973)	(2,000,000)
Sales of short-term investments	700,869	—

Net cash (used) in investing activities	(4,108,003)	(2,119,531)

Cash flows from financing activities

Net proceeds from the sale of common stock	7,740,967	—
Proceeds from exercise of options and warrants	389,310	51,500

Net cash provided by (used in) financing activities	8,130,277	51,500

Net increase (decrease) in cash and cash equivalents	2,935,301	(2,843,852)

Cash and cash equivalents at beginning of period	735,654	4,720,362

Cash and cash equivalents at end of period	$3,670,955	$1,876,510

The accompanying notes are an integral part of the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Basis of Presentation

The financial statements included herein have been prepared by PURE Bioscience without audit, in accordance with the instructions to Securities and Exchange Commission (“SEC”) Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, however we believe that the accompanying unaudited financial statements contain all adjustments (including normal recurring adjustments) necessary to present fairly the financial condition, results of operations and cash flows for the periods presented. These unaudited consolidated financial statements presented herein should be read in conjunction with our audited financial statements for the period ended July 31, 2007, and their accompanying notes, as filed with the Securities and Exchange Commission in our 10K-SB on October 29, 2007.

While management believes the procedures followed in preparing the financial statements included in this quarterly report on Form 10Q are reasonable, the accuracy of the amounts are at least partially dependent upon facts that will exist and results that will be accomplished in subsequent periods. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the statements and accompanying notes, and actual results could differ materially from those estimates. The results of operations for the three months ended October 31, 2007 are not necessarily indicative of the results of operations for the full year, or any future periods.

The accompanying unaudited financial statements include the consolidated accounts of PURE Bioscience and its subsidiaries. All inter-company balances and transactions have been eliminated.

Note 2.   Summary of Significant Accounting Policies

Reclassifications

Certain comparative figures for prior periods have been reclassified. Specifically, we have reclassified $2,000,000 from cash and cash equivalents to short-term investments on the consolidated balance sheets at October 31, 2006. The balance sheets at October 31, 2006 are not presented herein, however the reclassification resulted in a $2,000,000 increase in short-term investments and a corresponding decrease in cash and cash equivalents at the end of the period, as reflected on the consolidated statement of cash flows for the three months ended October 31, 2006.

Revenue Recognition

During the periods presented herein our revenue was derived from the sale of SDC concentrate and the sale of finished packaged products containing SDC. We recognize revenue from sales of these products under the provisions of Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, which is generally when we ship the products free on board from either our facility or from third party packagers, we have transferred title to the goods, and we have eliminated our risk of loss.

Intangible Assets / Long-Lived Assets

Our intangible assets primarily consist of the worldwide patent portfolio of our silver ion technologies, and to a lesser extent our Triglycylboride technology. Outside legal costs and filing fees related to obtaining patents are capitalized as incurred. The total amounts capitalized for pending patents was $32,873 and $15,867 in the three month periods ended October 31, 2007 and 2006, respectively. Patents are stated net of accumulated amortization of $1,032,139 and $988,742 at October 31, 2007 and July 31, 2007, respectively.

The cumulative cost of acquiring patents is amortized on a straight-line basis over the estimated remaining useful lives of the patents, generally between 17 and 20 years from the date of issuance. At October 31, 2007 the weighted average remaining amortization period for all patents was approximately 12.5 years. Amortization expense for the three month periods ended October 31, 2007 and 2006 was $43,396 and $40,631, respectively.

Accounting for Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) revised SFAS 123(R), Share-Based Payment, which establishes accounting for share-based awards exchanged for employee and Director services and requires us to expense the estimated fair value of these awards over the applicable service period. Under SFAS No. 123(R), share-based compensation cost is measured at the grant date based on the estimated fair value of the award, and is recognized as expense over the applicable service period. We do not have, and have not had during the three month periods ended October 31, 2007 or 2006, any stock option awards with market or performance conditions.

We adopted the accounting provisions of SFAS No. 123(R) in the three month period ended October 31, 2006, using the modified prospective application. Under the modified prospective application, prior fiscal periods are not revised for comparative purposes. Prior to August 1, 2006, we followed Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as amended, in our accounting for share-based compensation. The valuation provisions of SFAS No. 123(R) apply to new awards and to awards that were outstanding on the adoption date and were or are subsequently modified or cancelled. As at July 31, 2006, all outstanding share-based awards were fully vested, with the exception of the consultant options recorded in our balance sheets as “prepaid consulting” (as further discussed in Note 6).

Stock Options to Non-Employees

Charges for stock options granted to non-employees have been determined in accordance with SFAS No. 123(R) and EITF No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, whereby we use the estimated fair value of the consideration received or the estimated fair value of the stock options issued, whichever is more reliably measured. The fair value for these stock options is based on the Black-Scholes Option Pricing Model. For such stock options, during the three month period ended October 31, 2007 we recorded $9,758 in research and development expense; and during the three month period ended October 31, 2006 we recorded $65,038 in selling expense, $91,250 in general and administrative expense, and $9,758 in research and development expense. Included in these amounts is the amortization of consultant options recorded in our consolidated balance sheets as “prepaid consulting” and further discussed in Note 6.

Cash, Cash Equivalents and Short-term Investments

We consider all liquid investments with maturities of ninety days or less when purchased to be cash equivalents. Our short-term investments have maturities of greater than ninety days from our date of purchase. We classify securities as “available-for-sale” in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and carry these investments at fair market value with any unrealized gains and losses reported as a component of stockholders’ equity on the consolidated balance sheets and in the statements of stockholders’ equity. All of our short-term investments as at July 31 or October 31, 2007 are carried at fair value, based upon market prices quoted on the last day of the fiscal period, and are considered available for sale. We use the specific identification method to determine the cost of debt securities sold, and include gross realized gains and losses in investment income. Realized gains and losses recorded for the three month periods ended October 31, 2007 and 2006 were $5,902 and zero, respectively. All interest and dividends received from short-term investments are included in interest income.

As at October 31 and July 31, 2007 all cash deposits and short-term investments were invested in either U.S. FDIC insured bank accounts; institutional money market mutual funds investing in A-1 (S&P), Prime-1 (Moody’s) or F1 (Fitch) short-term corporate debt obligations; U.S. Treasury Securities, or United States Government obligations issued by or backed by a federal agency of the United States Government.

Comprehensive Income

SFAS 130, Reporting Comprehensive Income, requires us to display comprehensive income or loss and its components as part of our consolidated financial statements. Our comprehensive loss includes our net loss and certain changes in equity that are excluded from our net loss, including unrealized holding gains and losses on available-for-sale securities. SFAS 130 requires such changes in stockholders’ equity to be included in accumulated other comprehensive income or loss. Our comprehensive loss was $1,006,346 and $867,290 for the three month periods ended October 31, 2007 and 2006, respectively, and includes unrealized holding gains on available-for-sale securities of $2,358 and zero for the three month periods ended October 31, 2007 and 2006, respectively .

Net Loss Per Common Share

In accordance with FASB Statement No. 128, Earnings Per Share (“SFAS 128”), the Company computes basic loss per share by dividing the applicable net loss by the weighted average number of common shares outstanding during the respective period. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock equivalents, including stock options and warrants, unless the effect is to reduce a loss or increase the income per common share from continuing operations. As we incurred losses in three month periods ended October 31 2007 and 2006, we did not include common stock equivalent shares in the computation of net loss per share as the effect would have been anti-dilutive. Therefore, both the basic and diluted loss per common share for the three month periods ended October 31, 2007 and July 31, 2006 are based on the weighted average number of shares of our common stock outstanding during the periods.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except Statement No. 123R and related interpretations and pronouncements that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007 (our fiscal year ending July 31, 2009). We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial statements or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective, however the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. Under SFAS No. 159 we would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007 (our fiscal year ending July 31, 2009), however we do not currently expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). This Statement replaces SFAS No. 141, Business Combinations and requires an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS 141R also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141R). In addition, SFAS 141R’s requirement to measure the non-controlling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer. SFAS 141R amends SFAS No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination, or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (our fiscal year commencing August 1, 2009). We do not currently expect the adoption of the provisions of SFAS 141R to have a material effect on our financial condition, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008 (our fiscal year commencing August 1, 2009). We do not currently expect the adoption of the provisions of SFAS No. 160 to have a material effect on our financial condition, results of operations or cash flows.

Note 3.   Private Placement

On October 19, 2007 we sold 1,677,596 unregistered securities units to accredited investors, at $5.03 per unit. Each unit consisted of one share of our common stock and one quarter of a five-year warrant to purchase our common stock at $7.17 per share. A total of 419,394 such five-year warrants were issued to the investors and the fair value of the warrants, based on their fair value relative to the common stock issued, was $1,143,676 (based on the Black-Scholes Option Pricing Model assuming no dividend yield, volatility of 95.38% and a risk-free interest rate of 4.75%). Additionally, Taglich Brothers, Inc. acted as placement agent and in accordance with the placement agent agreement, they received a cash fee of $675,065 and a five-year warrant to purchase 167,759 shares of our common stock at $8.60 per share. The fair value of the 167,759 placement agent warrants, based on their fair value relative to the common stock issued, was $441,970 (based on the Black-Scholes Option Pricing Model assuming no dividend yield, volatility of 95.38% and a risk-free interest rate of 4.75%). Other cash fees paid to third parties, for legal and other fees associated with the private placement, were $22,277. The gross proceeds of the private placement were $8,438,308 and the net proceeds to us, after fees and expenses, were $7,740,967.

Under the terms of the placement agreement, we are required to file a registration statement with the Securities and Exchange Commission within 90 days of the private placement, or by January 17, 2008, for the resale of shares issued in the private placement and the shares to be issued upon the exercise of the warrants. We plan to file the registration statement on Form S-1 by that date, however if the registration statement is not filed within the 90-day period, we would be required to repay 2% of the gross proceeds (or $168,767) for each thirty day period, or any part thereof, beyond the 90-day period until the registration statement is filed. In addition, if the registration statement is not declared effective, or the common stock may not be sold without any restriction pursuant to Rule 144, within 210 days after the filing date, we would be required to repay 2% of the gross proceeds (or $168,767) for each thirty day period (or any part of a 30-day period) beyond the 210-day period until the shares are registered, up to a maximum repayment of 18% of the gross proceeds (or $1,518,899). No registration penalties are payable with respect to the shares underlying either the investor or the placement agent warrants.

In December 2006, the FASB approved FASB Staff Position (FSP) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements,” or FSP EITF 00-19-2, which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies.” FSP EITF 00-19-2 also requires additional disclosure regarding the current carrying amount of the liability, if any. The guidance in FSP EITF 00-19-2 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” and FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to include scope exceptions for registration payment arrangements. We do not currently believe that the transfer of consideration under the October 2007 private placement agreement is probable and have therefore not recorded any amount as a contingent liability on the consolidated balance sheets as at October 31, 2007. Based on the relative fair value of the common stock and warrants, we booked $6,155,321 to common stock and $1,585,646 to warrants; a total of $7,740,967 of net proceeds recorded within shareholders’ equity on the consolidated balance sheets at October 31, 2007.

Note 4.   Other Equity and Common Stock Transactions

We paid no cash dividends during any of the periods presented, and have never paid cash dividends.

In August 2007 we issued 12,500 unregistered shares of common sock to a third party as part of a legal settlement, with an estimated fair value of $43,750 based on a market price of $3.50 per share.

During the three months ended October 31, 2007 we received an aggregate of $318,750 from the exercise of non-employee options on 390,000 shares of common stock at an average exercise price of $0.82, received $45,000 from the exercise of options on 75,000 shares of common stock issued under employee stock option plans, received $25,560 from the exercise of common stock warrants on 10,000 shares of common stock at an average exercise price of $2.56, and recorded $24,822 of employee stock option expense. Additionally during the three months ended October 31, 2007 there were net exercises of 88,500 warrants that resulted in the issuance of 60,982 shares of common stock based on the exercise price of the warrants and the market price of our common stock on the date of exercise.

Note 5.   Stock-Based Compensation

We have, or have had during the fiscal years presented herein, the following equity incentive plans (the Plans) pursuant to which options to acquire common stock have been granted: the 1998 Directors And Officers Stock Option Plan; the 2001 Directors And Officers Stock Option Plan: the 2001 ETIH2O Stock Option Plan; the 2001 Consultants and Advisors Stock Option Plan; the 2002 Non-Qualified Stock Option Plan; the 2002 Employee Incentive Stock Option Plan; the 2004 Consultants and Advisors Stock Option Plan; and the 2007 Equity Incentive Plan. The Plans are administered by an Administrative Committee. The exercise price for stock options, or the value of other incentive grants granted under the Plans, are set by the Administrative Committee but may not be for less than the fair market value of the shares on the date the award is granted. The period in which options can be exercised is set by the Administrative Committee but is not to exceed five years from the date of grant. Options granted to new Executive Officers or Directors vest one year from date of appointment or election. Options granted to continuing Officers or Directors are immediately exercisable and vest upon exercise.

On August 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment (“SFAS123(R)”), requiring us to recognize expense related to the fair value of share-based compensation awards to employees and Directors. We elected to use the modified-prospective-transition method as permitted by SFAS 123R and therefore have not restated our financial results for prior fiscal years. As at July 31, 2006, all outstanding share-based awards were fully vested, with the exception of the consultant options recorded in our balance sheets as “prepaid consulting” (as further discussed in Note 6). We recognize compensation expense for stock option awards on a straight-line basis over the applicable service period of the award, which is the vesting period. Share-based compensation expense for awards granted subsequent to July 31, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R, using the Black-Scholes Option Pricing Model. The following methodology and assumptions were used to calculate share based compensation for the three month periods ended October 31, 2007 and 2006:

	For the Three month periods ended October 31,
	2007	2006
Expected volatility	88.27% - 91.36%	70.88% - 70.88%
Risk-free interest rate	5.25%	5.25%
Expected rate of forfeiture	0.0%	0.0%
Expected dividend yield	0.0%	0.0%
Weighted average expected term	1.63 years	3.0 years

Expected price volatility is the measure by which our stock price is expected to fluctuate during the expect term of an option. Expected volatility is derived from the historical daily change in the market price of our common stock, as we believe that historical volatility is the best indicator of future volatility. For stock options granted subsequent to July 31, 2006 we have excluded the period prior to November 1, 2005 from our historical price volatility, as during this period our market price reflected significant uncertainty associated with both our arbitration proceedings against Falken Industries and our ability to close the sale of the assets of the Water Treatment Division. We believe that the volatility of the market price of our common stock during periods prior to November 1, 2005 is not reflective of future expected volatility.

Following the guidance of Staff Accounting Bulletin No. 107, we follow the “shortcut” method to determine the expected term of plain vanilla options issued to employees and Directors. The expected term is presumed to be the mid-point between the vesting date and the end of the contractual term. Our estimation of expected term for non-employee options is the contractual term of the option award.

For the purposes of estimating the fair value of stock option awards, the risk-free interest rate used in the Black-Scholes calculation is based on the prevailing U.S Treasury yield as determined by the U.S. Federal Reserve. We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Historically, we have not had significant forfeitures of unvested stock options granted to employees and Directors. A significant number of our stock option grants are fully vested at issuance or have short vesting provisions. Therefore, we have estimated the forfeiture rate of our outstanding stock options as zero.

The following table sets forth the share-based compensation expense recorded in our consolidated statements of operations for the three months ended October 31, 2007 and 2006 resulting from share-based compensation awarded to our employees, Directors and third party service providers, excluding the amortization of prepaid consulting as detailed in Note 6:

	Three Months Ended October 31, 2007	Three Months Ended October 31, 2006
Share-based compensation for employees and directors:
Selling expense	$—	$—
General and administrative expenses	24,822	—
Research and development	—	—

Total share-based compensation for employees and directors	24,822	—

Share-based compensation for third party service providers:
Selling expense	$—	$—
General and administrative expenses	43,750	91,290
Research and development	—	—

Total share-based compensation for third party service providers	43,750	91,290

Total share-based compensation expense	$68,572	$91,290

A summary of stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price ($)	Aggregate Intrinsic Value ($000's)
Balance at July 31, 2007	10,293,750	$1.18

Granted	38,300	$3.69
Exercised	(465,000)	$0.78
Forfeited / Cancelled	(650,000)	$1.42

Balance at October 31, 2007	9,217,050	$1.19	$62,400

		Outstanding		Exercisable
Range of Exercise Prices	Number Shares Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price ($)
$0.50 to $0.75	3,860,000	1.92	$0.53	3,860,000	$0.53
$0.80 to $1.20	1,411,100	2.38	$0.89	1,411,100	$0.89
$1.50 to $3.95	3,945,950	2.88	$1.94	3,313,900	$1.83

	9,217,050	2.40	$1.19	8,585,000	$1.09

Cash received from options exercised for the three month periods ended October 31, 2007 and 2006, was $363,750 and $51,500, respectively. The intrinsic value of all options exercised during the three month periods ended October 31, 2007 and 2006, was $3,337,650 and $52,530, respectively, and the weighted-average grant date fair value of equity options granted during the three month periods ended October 31, 2007 and 2006, was $3.69 and $1.83, respectively.

As of October 31, 2007, there was $157,277 of unrecognized non-cash compensation cost related to unvested options to be recognized over a weighted average period of 1.6 years.

Note 6.   Prepaid Consulting

In January 2006, we entered into a two-year consulting agreement with Mr. Michael Sitton for domestic and international business development, the compensation being a fee of $12,500 per month and an option on 2,000,000 shares of unregistered common stock, vesting over three years. We also entered into a two-year consulting agreement with Secretary Tommy Thompson, for domestic and international business development, the compensation being a fee of $12,500 per month and an option on 300,000 shares of unregistered common stock, vesting over three years. Mr. Sitton subsequently transferred the rights to 700,000 options to Secretary Thompson. Mr. Sitton was therefore the beneficial owner of 1,300,000 and Secretary Thompson the beneficial owner of 1,000,000 of these options.

On their granting in January 2006, we recorded the value of the aggregate of 2,300,000 unvested options as a prepaid asset to be amortized over the life of the consulting agreements. The options were valued at an aggregate of $598,372 based on their weighted average exercise prices of between $1.00 to $2.75, and the Black-Scholes Option Pricing Model assuming no dividend yield, volatility of 82.23% and a risk-free interest rate of 4.25%, to be amortized over the two year life of the consulting agreements at $24,932 per month.

During the three months ended October 31, 2007 we amortized $9,758 of the prepaid asset to selling expense, and reported a prepaid asset of $3,253 as “Prepaid consulting” on the face of the consolidated balance sheets at October 31, 2007. In August 2007, Mr. Sitton’s consulting agreement was terminated, and Mr. Sitton’s 1,300,000 options are no longer exercisable.

Note 7. Inventory

Inventories are stated at the lower of cost or net realizable value using the average cost method. Inventories at October 31, 2007 and 2006 consisted of:

	October 31, 2007	July 31, 2007
Raw Materials	$79,235	$78,816
Work in Progress	—	—
Finished Goods	154,118	164,083

	$233,353	$242,899

Note 8.   Commitments and Contingencies

During the three months ended October 31, 2007 we issued 12,500 shares of common stock with a fair value of $43,750 and paid an additional $30,000, for a legal settlement.

Note 9.   Taxes

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, we must recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

FIN 48 became effective for us on August 1, 2007, however the adoption of FIN 48 did not have a material impact on our consolidated results of operations and financial position as we had no unrecognized tax benefits that, if recognized, would affect our effective income tax rate in future periods. Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense, however we had no accrued interest or penalties at either August 1 or October 31, 2007. We are subject to taxation in the United States and in California, and our historical tax years remain subject to future examination by the U.S. and California tax authorities.

At October 31, 2007 we had federal and California tax net operating loss carry-forwards of approximately $25,564,000 and $15,462,700, respectively. The difference between federal and California tax loss carry-forwards is primarily due to limitations on California loss carry-forwards. The federal tax loss carry-forwards will begin expiring in the year ending July 31, 2017 unless previously utilized, and will completely expire in the year ending July 31, 2027. The California tax loss carry-forwards will begin to expire in the year ended July 31, 2013 and will completely expire in the year ending July 31, 2017.

Realization of our deferred tax assets, which relate to operating loss carry-forwards and timing differences, is dependant on future earnings. The timing and amount of future earnings are uncertain and therefore we establish a 100% valuation allowance.

Note 10.   Business Segment and Sales Concentrations

In accordance with the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, certain information may be disclosed based on the way we organize financial information for making operating decisions and assessing performance. SFAS 131 requires that we apply standards based on a management approach, and requires segmentation based upon our internal organization and disclosure of revenue and operating income based upon internal accounting methods. In determining operating segments, we have reviewed the current management structure reporting to the chief operating decision-maker (‘CODM’) and analyzed the reporting the CODM receives to allocate resources and measure performance.

We have determined that based upon the end use of our products, the value added contributions made by us, the regulatory requirements, the customers and partners, and the strategy required to successfully market finished products, we are operating in a single segment.

During the three month period ended October 31, 2007, 99% of sales were made to two strategic partners that are also developing markets for our products. 99% of sales for the period were made to U.S. domestic customers, and 1% were made to international customers.

All of our tangible assets are located in the United States.

Note 11.   Subsequent Events

In November, 2007 we received $12,000 from the exercise of an employee stock option on 6,250 shares of common stock.